As filed with the Securities and Exchange Commission on March   , 2000

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ENTERWORKS, INC.

(Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	7372 (Primary Standard Industrial Classification Code Number)	54-1785860 (I.R.S. Employer Identification No.)

19886 Ashburn Road

Ashburn, VA 20147
(703) 724-3800
(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

John B. Wood

Chairman and Chief Executive Officer
Enterworks, Inc.
19886 Ashburn Road
Ashburn, VA 20147
(703) 724-3800
(Name, address, including zip code and telephone number,
including area code, of agent for service)

Copies to:

Walter G. Lohr, Jr. Hogan & Hartson L.L.P. 111 S. Calvert Street, Suite 1600 Baltimore, MD 21202 (410) 659-2700 Fax: (410) 539-6981	John B. Watkins Wilmer, Cutler & Pickering 2445 M Street, NW Washington, D.C. 20037 (202) 663-6000 Fax: (202) 663-6363

      Approximate date of commencement of proposed sale to the public: as soon as practicable after this Registration Statement becomes effective.

      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  [   ]

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [   ]

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [   ]

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [   ]

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  [   ]

CALCULATION OF REGISTRATION FEE

Title of Each Class of	Proposed Maximum	Amount of
Securities to be Registered	Aggregate Offering Price(1)	Registration Fee

Shares of Common Stock, par value $0.01	$70,000,000	$18,480

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act.

      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion                           , 2000

New Enterworks Logo

________________________________________________________________________________
    Shares

Common Stock

________________________________________________________________________________

This is the initial public offering of Enterworks, Inc. We are offering shares of our common stock. We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol “EWKS.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Underwriting
	Price to	Discounts and	Proceeds to
	Public	Commissions	Enterworks
Per share	$	$	$
Total	$	$	$

We have granted the underwriters the right to purchase up to additional shares to cover any over-allotments.

Deutsche Banc Alex. Brown
J.P. Morgan & Co.
Wit SoundView

The date of this prospectus is , 2000.

PROSPECTUS SUMMARY
RISK FACTORS
USE OF PROCEEDS
DIVIDEND POLICY
DILUTION
BUSINESS
MANAGEMENT
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING

DESCRIPTION OF GRAPHICS FOR FRONT-INSIDE COVER

DESCRIPTION OF GRAPHICS FOR BACK-INSIDE COVER

[GRAPHICS]

PROSPECTUS SUMMARY

      This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including the “Risk Factors” and the financial statements, before making an investment decision.

      We develop, market and support a software framework that integrates content and processes for companies seeking to participate in e-business. We target operators and users of e-marketplaces and portals. E-marketplaces and portals are Web-based destinations where employees, customers, partners and suppliers can interact to obtain information about products and services, and conduct business more efficiently. Our products enable customers to build or join e-marketplaces and portals rapidly, add new content and e-business participants easily, and automate the end-to-end processes required for e-business interaction.

      Forrester Research estimates the annual value of business-to-business products and services that will be sold over the Internet in the United States will exceed $2.7 trillion by 2004, and that 53% of that value will be processed through e-marketplaces. In addition, industry studies indicate that many companies are implementing their own enterprise information portals. However, companies building or participating in e-marketplaces and portals face several business and technical challenges. The speed of change in today’s business environment requires e-business systems to be flexible and scalable. Business processes must integrate enterprise employees, customers, partners and suppliers. In addition, content from multiple disparate systems must be integrated and presented to users in a single view.

      Our products are designed to meet the business and technical challenges faced by operators and users of e-marketplaces and portals by delivering integrated, real-time content and automating business processes that bring together employees, customers, partners and suppliers. Our products offer numerous competitive advantages over traditional solutions by combining both content and process integration, and by guiding people through e-business interactions.

      The Enterworks product suite currently consists of two components. The first component, Enterworks Content Integrator, delivers a real-time, personalized catalog of content from multiple sources, including databases, applications and HTML- and XML-based sources. Enterworks Content Integrator enables operators and users of e-marketplaces and portals to:

•	integrate new content from customers, partners and suppliers quickly and easily;

•	display a unified view of content in real time; and

•	deliver integrated content to an e-business application.

      The second component of the Enterworks product suite, Enterworks Process Integrator, captures and automates a company’s business practices and expertise. Enterworks Process Integrator enables operators and users of e-marketplaces and portals to:

•	integrate applications and processes;

•	automate and track information flow to coordinate e-business interactions within and between companies; and

•	resolve problems that require user interaction and guidance through complex processes.

      We deliver our products through our direct sales force and strategic partners, which include traditional system integrators, e-business professional services companies, and other software vendors and technology partners. Our current customers include financial, manufacturing, government, healthcare and telecommunications enterprises, as well as professional services providers. As of December 31, 1999, we had licensed our products to more than 50 companies, including The Boeing Company, CareFirst Blue Cross Blue Shield, Cast Alloys, Inc., Jefferies & Company, Inc., NonStopNet, Inc., Tivoli Systems, Inc. and the US Army.

The Offering

Common Stock offered by Enterworks	shares

Common Stock to be outstanding after this offering	shares

Use of Proceeds	General corporate purposes, including working capital. See “Use of Proceeds.”

Proposed Nasdaq National Market Symbol	EWKS

      The number of shares of our common stock that will be outstanding after this offering is based on 49,323,975 shares outstanding as of December 31, 1999, assuming the conversion of all of our convertible preferred stock outstanding on that date into 21,739,127 shares of common stock. It excludes as of December 31, 1999:

•	10,169,798 shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $0.73 per share; and 3,453,285 shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of $1.06 per share;

•	2,570,902 shares of common stock reserved for issuance under our 1996 Stock Option Plan;

•	5,000,000 shares of common stock reserved for issuance under our 2000 Stock Incentive Plan; and

•	1,000,000 shares of common stock reserved for issuance under our 2000 Employee Stock Purchase Plan.

Summary Financial Data

(in thousands, except per share data)

	Year Ended December 31,

	1995	1996	1997	1998	1999

Statement of Operations Data:

Revenues:

Licenses	$767	$971	$1,446	$3,481	$7,457

Services and support	773	1,238	1,956	3,593	4,718

Total revenues	$1,540	$2,209	$3,402	$7,074	$12,175

Gross profit (loss)	$1,027	$955	$(132)	$1,544	$4,635

Operating loss	$(503)	$(3,672)	$(5,903)	$(11,534)	$(16,961)

Net loss	$(503)	$(2,618)	$(4,444)	$(8,730)	$(14,018)

Basic and diluted net loss per common share (1)	—	$(0.16)	$(0.16)	$(0.32)	$(0.52)

Weighted average number of common shares (1)	—	16,180	27,086	27,169	27,046

(1)	During 1995, we operated as a division of Telos Corporation and had no shares of common stock issued or outstanding. Accordingly, net loss per share and weighted average share information is inapplicable during 1995.

	As of December 31, 1999

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(in thousands)

Balance Sheet Data:

Cash and cash equivalents	$18,685	$18,685

Working capital	16,860	16,860

Total assets	28,220	28,220

Total long-term liabilities	—	—	—

Mandatorily redeemable preferred stock	22,773	—	—

Total stockholders’ (deficit) equity	(3,526)	19,247

      The above table sets forth a summary of our balance sheet as of December 31, 1999:

•	on an actual basis;

•	on a pro forma basis to give effect to the automatic conversion of all outstanding shares of our convertible preferred stock into 21,739,127 shares of common stock; and

•	on a pro forma, as adjusted, basis to give effect to the automatic conversion of all outstanding shares of our convertible preferred stock into 21,739,127 shares of common stock and our receipt of the estimated net proceeds from the sale of shares of common stock in this offering at an assumed offering price of $ per share (after deducting estimated underwriting discounts and commissions and estimated offering expenses).

      Enterworks is a Delaware corporation. Our principal office is located at 19886 Ashburn Road, Ashburn, Virginia 20147. Our main telephone number is (703) 724-3800. The address of our Web site is www.enterworks.com. Information contained on our Web site is not a part of this prospectus.

      The “e.” logo, “Enterworks” and “Virtual DB” are our registered trademarks. “Enterworks Content Integrator” and “Enterworks Process Integrator” are also our trademarks. All other product, service and company names are trademarks or registered trademarks of other parties.

      Unless otherwise indicated, this prospectus assumes:

•	the automatic conversion of our outstanding convertible preferred stock into common stock upon closing of this offering;

•	the filing of our amended and restated certificate of incorporation, establishing a staggered board of directors and adopting certain anti-takeover provisions; and

•	the underwriters’ over-allotment option will not be exercised.

RISK FACTORS

      Any investment in our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before you decide whether to buy our common stock. If any of the following risks actually occur, our business, results of operations and financial condition could suffer significantly. In any such case, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

Risks Related to Our Business

We have a limited operating history, and as a result, you may have difficulty evaluating our business and operating results.

      We began operating as a corporation in 1996. An investor in our common stock must consider the risks and difficulties frequently encountered by early stage companies in new and rapidly evolving markets such as the market for e-business content and process integration, including:

•	our dependence on our Enterworks Content Integrator and Enterworks Process Integrator software, from which we derive all of our revenues and which have limited market acceptance to date;

•	our need to introduce new software products and services to respond to technological and competitive developments and customer needs;

•	our ability to manage our anticipated growth;

•	our need to expand our distribution capability through our direct sales organization and through our strategic partners;

•	our ability to respond to competitive developments; and

•	our dependence on our current executive officers and key employees.

      If we fail to successfully address these risks, our business could be harmed.

We have a history of losses and expect future losses. If we do not achieve or maintain profitability in the future, our viability will be in doubt, and our stock price may decline.

      We have incurred significant losses since our inception, including net losses of approximately $4.4 million in 1997, $8.7 million in 1998 and $14.0 million in 1999. We cannot assure you that our revenues will grow or that we will achieve or maintain profitability in the future. In addition, we intend to significantly increase our sales and marketing, product development and administrative expenses over the next twelve months. Accordingly, we will need to significantly increase revenues to achieve and maintain profitability. Our ability to increase revenues and achieve profitability will be affected by the other risks and uncertainties described in this section and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our operating results fluctuate, and if we fail to meet the expectations of securities analysts or investors, our stock price could decline significantly.

      Our revenues and operating results are difficult to predict, and we believe that period-to-period comparisons of our operating results will not necessarily be meaningful or indicative of future performance. As a result, you should not rely upon them as an indication of future performance. Our future quarterly operating results may fluctuate and may not meet the expectations of securities analysts or investors. If this occurs, the price of our common stock would likely decline. The factors that may cause fluctuations of our operating results include the following:

•	the size, timing and contractual terms of sales of our products and services due to the long and unpredictable sales cycle for our products;

•	technical difficulties in our software that could delay the introduction of new products or increase their costs;

•	introductions of new products or new versions of existing products by us or our competitors;

•	changes in prices or the pricing models for our products and services or those of our competitors;

•	our ability and the ability of our partners to implement e-business content and process integration solutions for our customers;

•	changes in our mix of revenues; and

•	changes in our mix of sales channels through which our products and services are sold.

      In addition, we experience seasonality which causes us to typically recognize a disproportionately greater amount of our revenues for any fiscal year in our third and fourth quarters, and a disproportionately lesser amount in our first and second quarters, due largely to the budgeting processes of our customers and the timing of their purchasing decisions. A substantial portion of our operating expenses, particularly personnel and facilities costs, is based, in part, on our expectations of future revenues and is relatively fixed in advance of any particular quarter. In addition, we typically enter into a significant portion of our new license contracts in the last two weeks of each quarter. We expect this trend to continue, and, therefore, failure or delay in the closing of orders would materially and adversely affect our quarterly operating results.

Variations in the time it takes us to sell our products may cause fluctuations in our operating results.

      Variations in the length of our sales cycles could cause our revenues to fluctuate widely from period to period. Because our operating expenses are relatively fixed over the short-term, these fluctuations could cause our operating results to suffer in some future periods. Our customers generally take a long time to evaluate our products, and many individuals may be involved in the evaluation process. Because of the number of factors influencing the sales process, the period between our initial contact with a new customer and the time when we recognize revenues from that customer varies widely in length. Our sales cycles typically range from three to six months, but for larger opportunities with new customers, these cycles can be longer.

We depend on sales of our Enterworks Content Integrator and Enterworks Process Integrator software, and our business will be materially and adversely affected if the market for these products does not continue to grow.

      Substantially all of our license revenues and services and support revenues have arisen from, or are related directly to, our Enterworks Content Integrator and Enterworks Process Integrator software. It is difficult to predict future revenues from either of these software products, especially because our Enterworks Process Integrator is in an early stage of commercialization. We expect to continue to be dependent upon these two software products in the future, and any factor adversely affecting either product or the market for e-business content and process integration software, in general, would materially and adversely affect our ability to generate revenues. In addition, we plan to combine and market these two products as a single product suite which the market may not accept. Furthermore, the market for our two software products, as well as our product suite, may not continue to grow or may grow at a slower rate than we expect. If this market fails to grow or grows more slowly than we expect, or if the market fails to accept our products, our business would suffer.

We rely on our strategic partners to implement and promote our software products, and if these relationships fail, our business could be harmed.

      We have entered into relationships under our E-Alliance Program with a number of strategic partners, including traditional system integrators, e-business professional services companies, and other software vendors and technology partners. We have derived, and anticipate that we will continue to derive, a significant portion of our revenues from customers that purchase products or services from our partners. Our future growth will be limited if we fail to work effectively with our partners or fail to grow our base of these types of partners.

      Our partners generally are not restricted from working with, or promoting the products of, competing software companies. Accordingly, our success will depend on our partners’ willingness and ability to devote sufficient resources and efforts to marketing our software products rather than the products of others. If these relationships fail, we will have to devote substantially more resources to the marketing, distribution, sales, implementation and support of our products than we would otherwise. If our efforts are not successful, the loss of these partners could harm our business.

We are dependent on third-party software incorporated in our products, and impaired relations with these third parties, errors in third-party software or inability to enhance the software over time could harm our business.

      We incorporate third-party software into our products. We may incorporate additional third-party software into our products as we expand our product line and broaden the content and services accessible through our products. The operation of our products would be impaired if errors occur in the third-party software that we license. It may be more difficult for us to correct any errors in third-party software because the software is not within our control. Accordingly, our business could be adversely affected in the event of any errors in this software. Furthermore, it may be difficult for us to replace any third-party software if a vendor seeks to terminate our license to the software. In addition, some third-party software is licensed to us on a fixed-price basis, and our profit may be reduced if we discount our products that incorporate third-party, fixed-price software.

A substantial block of our voting stock is owned by Telos Corporation and is pledged to a bank. A default by Telos could result in the stock being repurchased by us or some of our stockholders or being sold to third parties who could influence decisions that could adversely affect our stock price.

      After the sale of the common stock offered by this prospectus, Telos Corporation, our former parent company, will beneficially own approximately      % of our outstanding voting securities. All our stock that Telos owns is pledged to Bank of America, N.A. to secure borrowings under a senior revolving credit facility. If Bank of America were to declare a default under the credit facility, it has agreed to offer the stock to us and some of our stockholders. If we or our stockholders fail to purchase the stock, the bank could sell the shares to a third party who could influence actions that could adversely affect our stock price. For additional information about Telos, see “Certain Transactions.”

If we lose our key personnel, or fail to attract and retain additional personnel, the success and growth of our business may suffer.

      Our success depends significantly on the continued services of our officers, management and other key employees. None of these persons are bound by an employment agreement. The loss of services of any of these employees for any reason could harm our business. We believe that our success also will depend significantly on our ability to attract, integrate, motivate and retain additional highly skilled technical, managerial, sales, marketing and services personnel. Competition for skilled personnel is intense, and there can be no assurance that we will be successful in attracting, motivating and retaining the personnel required to grow and operate profitably. In addition, the cost of hiring and retaining skilled employees is high, and this reduces our profitability. Failure to attract and retain highly skilled personnel could materially and adversely affect our business.

We have a limited number of customers, and the loss of a major customer could adversely affect revenues.

      We have generated a substantial portion of our annual and quarterly revenues from a limited number of customers. In 1998, our two largest customers accounted for 27.3% and 11.4% of our total revenues. In 1999, two different customers accounted for 19.9% and 10.3% of total revenues. In the aggregate, our five largest customers represented approximately 65.7% and 55.0% of our revenues during those periods. We expect that a small number of customers will continue to represent a substantial portion of revenues in any given quarter in the foreseeable future. As a result, our inability to secure major customers during a given period or the loss of any one major customer could materially and adversely affect our business.

      In addition, we derive a substantial portion of our revenues from customers in specific industries:

•	Sales to the government and public sector accounted for 70.4% of total revenues in 1998 and 42.6% of total revenues in 1999.

•	Sales to the healthcare sector accounted for 10.1% of total revenues in 1998 and 15.6% of total revenues in 1999.

      If our customers in these industries decrease their information technology spending or we fail to penetrate other industries, our revenues may decline.

Intense competition and consolidation in our industry could create stronger competitors and harm our business.

      The market for our products is intensely competitive, characterized by rapid technological change and is significantly affected by new product introductions. We face competition from in-house software developers who may develop some or all of the functionality that our products provide, as well as custom solutions built by system integrators and consultants. We also face competition from many vendors in the content and process integration areas such as OnDisplay, Inc., Hewlett-Packard Corporation and Vitria Technology, Inc., as well as from smaller private companies. We believe we may also face competition from IBM Corporation, Microsoft Corporation, Oracle Corporation and Sun Microsystems, Inc. if those companies enter into the e-business content or process integration markets. Furthermore, our competitors may combine with each other or enter into acquisitions or strategic relationships with other competitors, which would further increase the competition in the market. Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, product development and marketing resources, greater brand name recognition, a broader range of products to offer and a larger installed base of customers than we have, and any of these factors could provide competitors with a significant advantage.

We need to manage the planned growth of our organization and potential acquisitions effectively, or we may not succeed.

      We have experienced and are currently experiencing a period of significant growth. Our revenues have increased from $2.2 million in 1996 to $12.2 million in 1999. The number of our employees has increased from 56 at the end of 1996 to 170 at the end of 1999. Our ability to manage our growth will depend in large part on our ability to generally improve and expand our operational and sales and marketing capabilities, to develop the management skills of our managers and supervisors, many of whom have been employed by us for a relatively short period of time, and to train, motivate and manage both our existing employees and the additional employees that we may hire. Additionally, we may not anticipate adequately all of the demands that growth may impose on our systems, procedures and structure. Any failure to adequately anticipate and respond to these demands or manage our growth effectively could materially and adversely affect our future prospects.

      We may acquire businesses, products and technologies or enter into joint venture arrangements to complement or expand our business. Negotiating these transactions and integrating an acquired business, product or technology could divert our management’s time and resources. Future acquisitions may dilute your ownership interest, increase our debt and contingent liabilities, affect our amortization of goodwill and other intangibles, increase our research and development write-offs, and cause us to incur other acquisition-related expenses. Furthermore, acquired businesses may not be successfully integrated with our operations, and we may not receive the intended benefits of the acquisition.

      We expect to expand our international sales and marketing efforts. We have limited experience in international operations, and expanding our operations will subject us to risks including exposure to foreign economies, political instability, fluctuations in currency exchange rates, potentially adverse tax consequences and reduced protection for our intellectual property rights.

Our products must integrate with applications made by third parties, and if we lose access to the programming interfaces for these applications, or if we are unable to modify our products or develop new products in response to changes in these applications, our business could suffer.

      Our software uses components called “adapters” to communicate with our customers’ existing software applications. Our ability to develop these adapters is largely dependent on our ability to gain access to the application programming interfaces, or APIs, for the applications, and we may not have access to necessary APIs in the future. APIs are written and controlled by an application provider. Accordingly, if an application provider becomes a competitor by entering the market for e-business content and process integration, it could restrict our access to its APIs for competitive reasons. Our business could suffer if we are unable to gain access to these APIs. Furthermore, we may need to modify our software products or develop new adapters in the future as new applications or newer versions of existing applications are introduced. If we fail to continue to develop adapters or respond to new applications or newer versions of existing applications, our business could suffer.

Software defects could lead to loss of revenues or delay the market acceptance of our products.

      Our content and process integration software is complex and may contain undetected errors or failures when new products are first introduced or as new versions are released.

This may result in loss of, or delay in, market acceptance of our products. In the past, we have discovered software errors in our new releases and new products after their introduction. In the event that we experience significant software errors in future releases, we could experience delays in product releases, customer dissatisfaction and potentially lost revenues during the period required to correct these errors. In the future, we may discover errors or limitations in new releases or new products after the commencement of commercial shipments. Any of these errors or defects could materially harm our business.

We will continue to depend upon Telos for a portion of our administrative and support services.

      Telos will continue to provide us with a portion of the administrative and support services on a contract basis that we need to operate our business. These include some of our human resources, payroll and management information systems support services. Therefore, we will depend on Telos’ resources, systems and personnel for some of the administrative and support services that are used in the day-to-day operation of our business. We pay Telos a monthly management fee for these services. Telos has agreed to provide these services through at least June 30, 2000, and we have an option to renew these services through December 31, 2000. Over the next three to nine months, we plan to transition these services from Telos to our own systems or to the systems of other third-party service providers. We may not be able to accomplish this task within the period provided for in the renewals and may not be able to negotiate further renewals with Telos. If we cannot, our ability to operate our business may be adversely affected. Also, we may have to pay more to obtain or maintain these systems than we currently pay to Telos. If so, our profitability may be reduced.

Two members of our board of directors may have conflicts of interest because of their relationship with Telos.

      Mr. Wood, our Chairman and our Chief Executive Officer, also serves as a director, Chief Executive Officer and President of Telos. Mr. Aldrich, another of our directors, is the Chief Operating Officer of Telos. Messrs. Wood and Aldrich will have obligations to us and to Telos. This may result in conflicts of interest regarding a variety of matters that can affect our business, such as business arrangements between the two companies, as well as acquisitions, financings, hiring of personnel and other corporate opportunities that may be suitable for both companies.

We may be subject to future product liability claims, and our company’s and products’ reputations may suffer.

      Many of our installations involve projects that are critical to the operations of our customers’ businesses and provide benefits that may be difficult to quantify. Any failure in a customer’s system could result in a claim for substantial damages against us, regardless of our responsibility for the failure. Although our license agreements with our customers typically contain provisions designed to limit contractually our liability for damages arising from negligent acts, errors, mistakes or omissions, it is possible that these provisions will not be enforceable in some instances or would otherwise not protect us from liability for damages. Although we maintain general liability insurance coverage, this coverage may not continue to be available on reasonable terms, or at all, or may be insufficient to cover one or more large claims.

      We have entered into and plan to continue to enter into agreements with strategic partners whereby we license our software products for integration with our partners’ software. If a partner’s software fails to meet its customers’ expectations or causes failures in its customers’ systems, the reputation of our company and products could be materially and adversely affected even if our software products perform in accordance with their functional specifications.

We need to expand our sales and customer support channels, and if we fail to do so, our growth could be limited.

      We need to expand significantly our sales and customer service and support operations in order to generate increased revenues. New sales personnel will require training and may take a long time to achieve full productivity. There is strong competition for personnel, and we may not be able to attract and retain sufficient new sales personnel to expand our business. In addition, we believe that, as the number of our installations increases, we will require a number of highly trained customer service and support personnel. We may not be able to increase the size of our customer service and support organization to provide the high level of support required by our customers.

If we fail to develop new products and services in the face of our industry’s rapidly evolving technology, our future results may be materially and adversely affected.

      The market for e-business content and process integration software is subject to rapid technological change, changing customer needs, frequent new product introductions and evolving industry standards that may render existing products and services obsolete. Our growth and future operating results will depend, in part, upon our ability to enhance existing applications and develop and introduce new applications or components that:

•	meet or exceed technological advances in the marketplace;

•	meet changing customer requirements;

•	comply with changing industry standards;

•	achieve market acceptance;

•	integrate successfully with third-party software; and

•	respond to competitive products.

      Our product development and testing efforts have required, and are expected to continue to require, substantial investment. We may not possess sufficient resources to continue to make the necessary investments in technology. In addition, we may not successfully identify new software opportunities or develop and bring new software to market in a timely and efficient manner. If we are unable, for technological or other reasons, to develop and introduce new and enhanced software in a timely manner, we may lose existing customers and fail to attract new customers, resulting in a decline in revenues.

Some industries have adopted industry-specific technologies, and we may need to expend significant resources to enhance our products for specific industries.

      We believe our content and process integration software is broadly applicable to many industries; however, in order to succeed in some industries, we will need to accommodate existing proprietary technologies that are specific to these industries. For example, many companies in the healthcare and financial services industries have adopted industry-specific protocols for the exchange of information. To sell our products successfully to companies in these industries, we may need to expend resources to enhance our products to adapt to these industry-specific technologies, which could be costly and require the diversion of engineering resources.

The limited ability of legal protections to safeguard our intellectual property rights could impair our ability to compete effectively.

      Our success and ability to compete are substantially dependent on our internally developed technologies and trademarks, which we protect through a combination of confidentiality procedures, contractual provisions, patent, copyright, trademark and trade secret laws. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult and, although we are unable to determine the extent to which piracy of our software products exists, we expect software piracy to be a problem. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States. Furthermore, our competitors may independently develop technology similar to ours.

Our products may infringe the intellectual property rights of others, which may cause us to incur unexpected costs or prevent us from selling our products.

      The number of intellectual property claims in our industry may increase as the number of competing products grows and the functionality of products in different industry segments overlaps. Although we are not aware that any of our products infringe upon the proprietary rights of third parties, there can be no assurance that third parties will not claim infringement by us with respect to current or future products. Any of these claims, with or without merit, could be time-consuming to address, result in costly litigation, cause product shipment delays or require us to enter into royalty or license agreements. These royalty or license agreements might not be available on terms acceptable to us or at all, which could materially and adversely affect our business.

Risks Related to Our Industry

The market for e-business content and process integration software is in an early stage of development, and our software products may not achieve market acceptance.

      The market for content and process integration software is relatively new and rapidly evolving. We do not know if our target markets will widely adopt and deploy e-business integration products such as ours. In addition, our products are complex and generally involve significant capital expenditures by our customers. We do not have a long history of selling our products and will have to devote substantial resources to inform prospective customers about the benefits of our products. Our efforts to inform potential customers may not result in our products achieving market acceptance. In addition, many of these prospective customers have made significant investments in internally-developed or other custom systems and may incur significant costs in switching to third-party products such as ours. If the market for our products fails to grow or grows more slowly than we anticipate, our business would suffer.

Lack of growth or decline in Internet usage or e-business could be detrimental to our future operating results.

      Our products enhance the ability of our customers to transact business and conduct operations over the Internet. Therefore, our future sales and profits are substantially dependent upon the Internet as a viable commercial marketplace. The Internet may not succeed in becoming a viable marketplace for a number of reasons, including:

•	potentially inadequate development of network infrastructure or delayed development of enabling technologies and performance improvements;

•	delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity;

•	security risks and concerns;

•	increased taxation and governmental regulation; or

•	changes in, or insufficient availability of, communications services to support the Internet, resulting in slower Internet user response times.

      The occurrence of any of these factors could require us to modify our technology. Any such modification could involve the expenditure of significant amounts of resources by us. In the event that the Internet does not become a viable commercial marketplace, our business, financial condition and results of operations could be materially and adversely affected.

Security risks and concerns may deter the use of the Internet for conducting e-business.

      Concerns about the security of confidential information act as a barrier to acceptance of e-business and Internet communications. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments could result in compromises or breaches of our security. If any well-publicized compromises of security were to occur, it could have the effect of substantially reducing the use of the Internet for commerce and communications. Anyone who circumvents our security measures could misappropriate proprietary information or cause interruptions in our services or operations. The Internet is a public network, and data is sent over this network from many sources. In the past, computer viruses and software programs that disable or impair computers have been distributed and have rapidly spread over the Internet. Computer viruses could be introduced into our systems or those of our customers or suppliers, which could disrupt our software solutions or make them inaccessible to customers or suppliers. We may be required to expend significant capital and other resources to protect against the threat of security breaches or to alleviate problems caused by breaches. To the extent that our customers use our products in connection with the storage and transmission of proprietary information, such as credit card numbers, security breaches could expose us to a risk of loss or litigation and possible liability. Our security measures may be inadequate to prevent security breaches, and our business could be harmed if we do not prevent them.

New laws or regulations affecting the Internet, e-business or commerce in general could reduce our revenues and adversely affect our growth.

      Congress and other domestic and foreign governmental authorities have adopted and are considering legislation affecting the use of the Internet, including laws relating to the use of the Internet for commerce and distribution. The adoption or interpretation of laws regulating the Internet, or of existing laws governing such things as consumer protection, libel, property rights and personal privacy, could hamper the growth of the Internet and its use as a communications and commercial medium. If this occurs, companies may decide not to use our products or services, and our business and operating results could suffer.

Potential Year 2000 problems with our internal systems or the software that we sell could cause delay or loss of revenue, diversion of resources or increased costs.

      Many companies’ computer systems, software products and control devices needed to be upgraded or replaced in order to operate properly in the Year 2000 and beyond because of an inability to distinguish 21st century dates from 20th century dates.

      Our software did not experience any date-related problems on January 1, 2000. However, our software may contain undetected errors or defects associated with Year 2000 date functions that have not yet surfaced. If any such errors or defects do exist, we may incur material costs to resolve them. Our internal systems use third-party hardware and software. Although we have not experienced any date-related problems with third-party software, we cannot assure you that such problems may not surface in the future. In addition, although we believe that the costs of ensuring that these systems do not experience any date-related problems will not be material, we cannot assure you of this.

      If these systems do experience date-related problems, we could experience delay or loss of revenues, diversion of resources or increased costs, and our financial condition could be harmed.

Risks Related to This Offering

Our executive officers and directors and their affiliates, including Telos, will own a large percentage of our voting stock and will have a substantial ability to influence decisions that could adversely affect our stock price.

      Following the completion of this offering, our executive officers, directors and their affiliates will own approximately      % of the outstanding shares of common stock. As a result, these stockholders will be able to influence substantially all matters requiring stockholder approval, including our management and affairs. Matters that require stockholder approval include:

•	election of directors;

•	mergers or consolidations; and

•	sales of all or substantially all of our assets.

      This concentration of ownership may delay, deter or prevent acts that would result in a change of our control, which could reduce the market price of our common stock.

Our need for additional financing is uncertain, as is our ability to raise further financing if required.

      We currently anticipate that our available cash resources, combined with the net proceeds from this offering, will be sufficient to meet our anticipated working capital and capital expenditure requirements for at least twelve months after the date of this prospectus. We may need to raise additional funds, however, to respond to business contingencies, which may include the need to:

•	fund more rapid expansion;

•	fund additional marketing expenditures;

•	develop new or enhance existing products and services;

•	enhance our operating infrastructure;

•	hire additional personnel;

•	respond to competitive pressures; or

•	acquire complementary businesses or necessary technologies.

      If we raise additional funds through the issuance of equity or convertible debt securities, our stockholders’ percentage ownership will be reduced, and these newly-issued securities may have rights, preferences or privileges senior to those of existing stockholders, including those acquiring shares in this offering. We cannot assure you that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our products and services or otherwise respond to competitive pressures would be significantly limited.

Investors in this offering will incur immediate and substantial dilution in the book value of their shares.

      The offering price will be substantially higher than the book value of our common stock. At the assumed offering price of $     per share, the book value of the common stock after the offering will be $     per share. This represents an immediate and substantial dilution per share of the common stock. The dilution per share represents the difference between the amount per share paid by the purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after the completion of this offering. In addition, to the extent outstanding options or warrants are exercised, there will be further dilution to new investors.

Our stock price after this offering may be volatile.

      Prior to this offering, our common stock has not been sold in a public market. You will pay a price that we negotiated with the representatives of the underwriters based on a number of factors, which may be different from a price established in a competitive market. After this offering, an active trading market in our stock might not develop. If an active trading market does develop, it may not continue. Also, if an active trading market does develop, the trading price of our common stock may fluctuate widely as a result of a number of factors, many of which are outside our control. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market prices of many technology companies and e-commerce companies, which have often been unrelated to the operating performance of these companies. Our stock price could fluctuate as a result of these market fluctuations.

Our charter and bylaws and Delaware law contain provisions that could discourage a takeover even if beneficial to stockholders.

      Our charter and our bylaws, in conjunction with Delaware law, contain provisions that could make it more difficult for a third party to obtain control of us even if doing so would be beneficial to stockholders. For example, our charter provides for a classified board of directors and allows the board of directors to expand its size and fill any vacancies without stockholder approval. In addition, upon closing of this offering, our charter will restrict the ability of stockholders to take written actions without holding a meeting and require a two-thirds vote of stockholders to remove a director from office. Furthermore, our board has the authority to issue preferred stock and to designate the voting rights, dividend rate and privileges of the preferred stock all of which may be greater than your rights as a common stockholder.

We will retain broad discretion in using the net proceeds from this offering and may spend a substantial portion in ways with which you do not agree.

      We will retain a significant amount of discretion over the application of the net proceeds from this offering, as well as over the timing of our expenditures. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, we may apply the net proceeds from this offering in ways with which you disagree.

Future sales of our common stock may depress our stock price.

      The market price of our common stock could decline as a result of sales by our existing stockholders or the perception that these sales may occur. These sales also could make it more difficult for us to raise funds through equity offerings in the future at a time and at a price that we think is appropriate. The lock-up period relating to this offering covers shares of common stock held by management, our directors and some of our significant stockholders and expires on                2000.

      The holders of a significant amount of our common stock, as well as the holders of outstanding warrants are entitled to registration rights with respect to their common stock or the common stock underlying their convertible securities. If these holders, by exercising their registration rights, cause a large number of securities to be registered and sold in the public market, these sales could have an adverse effect on the market price for our common stock. If we were to include, in a registration statement initiated by us, shares held by these holders pursuant to the exercise of their registration rights, these sales may have an adverse effect on our ability to raise needed capital.

      Upon completion of this offering,                shares of our common stock will be outstanding and will be tradable as follows:

•	of these shares will be “restricted securities.” Following the expiration of the lock-up period related to this offering, holders of restricted securities may generally sell their shares in the public market without registration in accordance with the holding period, volume and other restrictions of Rule 144 or under any other applicable exemption under the Securities Act. We describe Rule 144 in the “Shares Available for Future Sale–Rule 144” section of this prospectus.

•	Except for any shares purchased by our affiliates, the shares of our common stock sold in this offering will be freely tradable without further restrictions or registration under the Securities Act.

•	Shares of our common stock reserved for issuance under our stock option plans will be freely tradable after option exercise after we register these shares under the Securities Act. We expect to register them after this offering. We describe these plans in the paragraph “Employee Benefit Plans” in the “Management” section of this prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

      We make many statements in this prospectus under the captions “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and elsewhere that are forward-looking and are not based on historical facts. These statements relate to our future plans, objectives, expectations and intentions. We may identify these statements by the use of words such as “believe,” “expect,” “will,” “anticipate,” “intend” and “plan” and similar expressions. These forward-looking statements involve a number of risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we discuss in “Risk Factors” and elsewhere in this prospectus. These forward-looking statements speak only as of the date of this prospectus, and we caution you not to rely on these statements without also considering the risks and uncertainties associated with these statements and our business that are addressed in this prospectus.

      This prospectus contains estimates of market growth related to the Internet and e-business. These estimates have been included in studies published by market research firms. These estimates have been produced by industry analysts based on trends to date, their knowledge of technologies and markets and customer research, but these are forecasts only and are subject to inherent uncertainty.

USE OF PROCEEDS

      The net proceeds from the sale of                shares of common stock offered by us will be approximately $     million, or approximately $          million if the underwriters’ over-allotment option is exercised in full. This estimate is based on an assumed offering price of $     per share, after deducting estimated underwriting discounts and commissions and the estimated offering expenses.

      The principal purposes of this offering are to increase our working capital, create a public market for our common stock, facilitate our future access to the public capital markets and increase our visibility in our markets. We intend to use the net proceeds of this offering primarily for working capital and other general corporate purposes. We may also use a portion of the net proceeds to acquire additional businesses, products and technologies or to establish joint ventures that we believe will complement our current or future business. However, we have no specific plans, agreements or commitments to do so and are not currently engaged in any negotiations for any acquisitions or joint ventures. The amounts that we actually expend for working capital purposes will vary significantly depending on a number of factors, including future revenue growth, if any, and the amount of cash we generate from operations. As a result, we will retain broad discretion in the allocation of the net proceeds of this offering. Until we use the net proceeds of this offering, we will invest them in short-term investment-grade, interest-bearing instruments.

DIVIDEND POLICY

      We have never declared or paid cash dividends on our common or preferred stock. We do not intend to pay cash dividends on our common or preferred stock for the foreseeable future. This is because we need to retain our cash for working capital and to finance our planned growth. However, our board of directors is free to change our dividend policy in the future, based upon factors such as our results of operations, financial condition, cash flow, cash needs and future prospects.

CAPITALIZATION

      The following table shows our capitalization as of December 31, 1999:

•	on an actual basis;

•	on a pro forma basis to give effect to the automatic conversion of all outstanding shares of our convertible preferred stock into 21,739,127 shares of common stock; and

•	on a pro forma, as adjusted, basis to give effect to the automatic conversion of all outstanding shares of our convertible preferred stock into 21,739,127 shares of common stock and our receipt of the estimated net proceeds from the sale of shares of common stock in this offering at an assumed offering price of $ per share (after deducting estimated underwriting discounts and commissions and estimated offering expenses).

      You should read this table together with our financial statements and their related notes, which we have included elsewhere in this prospectus.

	As of December 31, 1999

		Pro	Pro Forma
	Actual	Forma	As Adjusted

	(in thousands)

Mandatorily redeemable preferred stock:

Series A convertible preferred stock, $0.01 par value; 21,739,127 shares authorized, issued and outstanding, actual; none outstanding, pro forma and pro forma as adjusted	$22,773	$—	$—

Stockholders’ (deficit) equity:

Common stock, $0.01 par value; 75,000,000, shares authorized, actual; 200,000,000 shares authorized, pro forma and pro forma as adjusted; 27,584,848 shares issued and outstanding, actual; 49,323,975 shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted	276	493

Capital in excess of par	33,514	56,070

Accumulated deficit	(37,316)	(37,316)	(37,316)

Total stockholders’ (deficit) equity	(3,526)	19,247

Total capitalization	$19,247	$19,247	$

      This table does not include the following as of December 31, 1999:

•	10,169,798 shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $0.73 per share;

•	3,453,285 shares issuable upon the exercise of outstanding warrants at a weighted-average exercise price of $1.06 per share;

•	2,570,902 shares of common stock reserved for issuance under our 1996 Stock Option Plan;

•	5,000,000 shares of common stock reserved for issuance under our 2000 Stock Incentive Plan; and

•	1,000,000 shares of common stock reserved for issuance under our 2000 Employee Stock Purchase Plan.

Please read the capitalization table together with the sections of this prospectus entitled “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Management — Employee Benefit Plans” and with the financial statements and their related notes included elsewhere in this prospectus.

DILUTION

      Our pro forma net tangible book value as of December 31, 1999 was approximately $19.2 million, or $0.39 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the number of shares of common stock outstanding as of December 31, 1999, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into 21,739,127 shares of common stock.

      After giving effect to the sale of common stock offered hereby, (based upon an assumed offering price of $     per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses), our pro forma net tangible book value as of December 31, 1999, would have been approximately $     million, or $     per share of common stock. This represents an immediate increase in pro forma net tangible book value of $          per share to existing stockholders and an immediate dilution of $     per share to new investors. The following table illustrates this per share dilution:

Initial public offering price per share			$

Pro forma net tangible book value per share as of December 31, 1999		$0.39

Increase per share attributable to new investors	$

Pro forma net tangible book value per share after the offering			$

Net tangible book value dilution per share to new investors			$

      The following table summarizes on a pro forma, as adjusted, basis after giving effect to the offering, as of December 31, 1999, the differences between the existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid:

	Shares Purchased		Total Consideration
						Average Price
	Number	Percent	Amount		Percent	Per Share

Existing stockholders	49,323,975	%		$51,915,307	%	$1.05

New investors

Total		100.0%	$		100.0%	$

      The above discussion and tables are based upon the number of shares actually issued and outstanding as of December 31, 1999 and assume no exercise of stock options or warrants outstanding as of December 31, 1999. As of that date, there were:

•	10,169,798 shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $0.73 per share;

•	3,453,285 shares issuable upon the exercise of outstanding warrants at a weighted-average exercise price of $1.06 per share; and

•	2,570,902 shares of common stock reserved for issuance under our 1996 Stock Option Plan.

      To the extent these stock options and warrants are exercised, there will be further dilution to new investors.

SELECTED FINANCIAL DATA

      You should read our selected financial data together with our financial statements and their related notes and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is included elsewhere in this prospectus. The statement of operations data for each of the three years in the period ended December 31, 1999 and the balance sheet data as of December 31, 1998 and 1999 have been derived from our audited financial statements included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 1995 and 1996 and the balance sheet data as of December 31, 1995, 1996 and 1997 have been derived from our audited financial statements not included in this prospectus. The historical results presented below are not necessarily indicative of future results.

	Year Ended December 31,

	1995	1996	1997	1998	1999

	(in thousands, except per share data)

Statement of Operations Data:

Revenues:

Licenses	$767	$971	$1,446	$3,481	$7,457

Services and support	773	1,238	1,956	3,593	4,718

Total revenues	1,540	2,209	3,402	7,074	12,175

Cost of revenues:

Licenses	359	455	1,451	2,607	2,870

Services and support	154	799	2,083	2,923	4,670

Total cost of revenues	513	1,254	3,534	5,530	7,540

Gross profit (loss)	1,027	955	(132)	1,544	4,635

Operating expenses:

Sales and marketing	707	2,467	3,728	4,904	10,507

Research and development	5	1,270	696	4,399	7,205

General and administrative	818	890	898	2,032	3,884

Write-off of software development costs	—	—	449	1,743	—

Total operating expenses	1,530	4,627	5,771	13,078	21,596

Operating loss	(503)	(3,672)	(5,903)	(11,534)	(16,961)

Interest expense	—	660	1,449	2,142	3,574

Loss before income taxes	503)	(4,332)	(7,352)	(13,676)	(20,535)

Income tax benefit	—	(1,714)	(2,908)	(4,946)	(6,517)

Net loss	$(503)	$(2,618)	$(4,444)	$(8,730)	$(14,018)

Basic and diluted net loss per common share(1)	—	$(0.16)	$(0.16)	$(0.32)	$(0.52)

Weighted average number of common shares(1)	—	16,180	27,086	27,169	27,046

(1)	During 1995, we operated as a division of Telos and had no shares of common stock issued or outstanding. Accordingly, net loss per share and weighted average share information is inapplicable during 1995.

	As of December 31,

	1995	1996	1997	1998	1999

	(in thousands)

Balance Sheet Data:

Cash and cash equivalents	$—	$—	$—	$—	$18,685

Working (deficit) capital	(20)	(208)	723	1,180	16,860

Total assets	1,533	3,284	6,578	7,309	28,220

Total long-term liabilities	3,732	6,167	13,335	21,665	—

Mandatorily redeemable preferred stock	—	—	—	—	22,773

Total stockholders’ deficit	(2,474)	(3,900)	(8,325)	(17,051)	(3,526)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following is a discussion of our financial condition and results of operations for each of the past three years. You should read this discussion together with our financial statements and their related notes, which we have included elsewhere in this prospectus. We make some forward-looking statements about our future performance. These forward-looking statements include numerous risks and uncertainties, as described in the “Risk Factors” section of this prospectus. Our actual results could differ materially from those discussed in these forward-looking statements.

Overview

      We began operating in 1996 as a controlled subsidiary of Telos. Prior to 1996, we were a division of Telos. We licensed our first data integration product in January 1995 and our first process integration product in March 1999. We licensed our first network firewall product in February 1996, and we ceased offering it in December 1997 in order to concentrate on our other products. We originally marketed our products primarily to government agencies and contractors. However, in 1999, we expanded our marketing efforts to focus on commercial accounts and sales through indirect channels. Our fiscal year end is December 31. References to the years 1997, 1998 or 1999 mean the fiscal year ended December 31 unless otherwise indicated.

      We generate revenues principally from licensing our software products and from providing related consulting, training and support services. Historically, we have recorded a significant portion of our revenues from a small number of large customers, and we expect this trend to continue for the foreseeable future. In 1998, our two largest customers accounted for 27.3% and 11.4% of our total revenues. In 1999, two different customers accounted for 19.9% and 10.3% of total revenues. In the aggregate, our five largest customers represented approximately 65.7% and 55.0% of our revenues during those periods.

      Customers typically pay an up-front, one-time fee for a perpetual license of our software or pay over a period of time based on the number of interactions. We price our products based on either the number of users accessing our software or the number of interactions per year with each product. Our license agreements generally provide for full payment within 30 days of product delivery, although in some cases we will negotiate longer payment terms.

      License revenues are recognized when an agreement is signed, delivery of the product has occurred, no significant obligations remain, the fee is fixed or determinable and collection of the resulting receivable is probable and, if required by the contract terms, acceptance criteria are met. The sales cycle for our products is typically three to six months from initial contact to delivery and revenue recognition. Delivery lead times for our products are very short, and consequently, substantially all of our license revenues in each quarter may result from orders received in that quarter. Furthermore, we have experienced significant seasonality and variability in the size and number of orders. We expect the variability in the size and number of orders to continue for the foreseeable future. However, we expect seasonality to decline as our commercial and indirect revenues increase and as revenues under our recently-introduced interaction-based pricing model increase.

      Services and support revenues are principally derived from consulting services associated with the implementation and integration of our software products, training of customers’ employees, and ongoing customer and partner support. We typically deliver consulting services on a time and materials basis and are generally reimbursed for out-of-pocket expenses incurred by our personnel. Implementation and training services are generally completed within three to six months of the initial license sale.

      Services revenues are recognized as the services are performed. Support revenues, which are invoiced in advance of performance, are recognized ratably over the term of the support agreement, which is generally twelve months. Most support agreements are renewable at the discretion of the customer. Pursuant to these agreements, we provide product enhancements and technical support services to customers for an annual fee, which is generally 18% of the license fee.

      Cost of license revenues includes costs associated with royalties for third-party embedded software, distribution of software and related costs, as well as the amortization of capitalized software development costs. The cost of license revenues as a percentage of license revenues for Enterworks Process Integrator is less than for Enterworks Content Integrator, and as such, we expect that the gross margin related to license revenues will improve, as the percentage of sales from Enterworks Process Integrator increases. In addition, we expect that our gross margin related to license revenues will improve as amortization of capitalized software development costs decreases and as royalties for third-party embedded software decrease.

      Cost of services and support revenues primarily includes salaries and related expenses for our service organization, costs of third parties contracted to provide services and related indirect costs, and, to a lesser extent, amortization of capitalized software development costs associated with support. We expect that the cost of services and support revenues will increase, in absolute dollars, in parallel with increased services and support revenues. We expect that the cost of services and support revenues will decrease, as a percentage of total revenues, as we increase our future support renewals and engage in specialized services activities with higher average bill rates.

      Sales and marketing expenses include personnel-related costs, as well as advertising and promotional costs. We expect these costs will increase, in absolute dollars and as a percentage of revenues, as we increase our sales and marketing efforts.

      Research and development expenses primarily include personnel-related costs associated with the development of our software products. We expense software development costs as incurred until technological feasibility of the software is established, after which we capitalize any additional costs until general release of the related software product. We amortize capitalized software development costs over the estimated product life, which is generally three years or less. We periodically evaluate the net realizable value of capitalized software development costs based on the estimated future gross revenues from a product, net of estimated costs of completing and disposing of the product. When net amounts capitalized exceed net realizable value, we expense the excess amount. We expect that research and development costs will increase, in absolute dollars, as we continue to add personnel necessary to enhance current products and develop future products. However, we expect that these costs will decrease, as a percentage of revenues, as revenues increase.

      General and administrative expenses consist primarily of compensation and related expenses for our executive, finance and administrative personnel. We expect that general and administrative expenses will continue to increase, in absolute dollars, as we expand our operations and decrease, as a percentage of revenues, as revenues increase.

      Interest expense primarily includes interest related to our payable to Telos, as well as interest on our subordinated debt. We expect that interest expense will decrease, in absolute dollars, and as a percentage of revenues because the interest-bearing portion of our payable to Telos has been forgiven and because our subordinated debt has been repaid or converted into shares of our common stock.

      Through December 30, 1999, we reported no separate tax liability due to our relationship as a consolidated subsidiary of Telos. The income tax benefits reflected in the accompanying statements of operations data relate to compensation from Telos for Telos’ utilization of net operating losses generated by us through the December 30, 1999 deconsolidation. Upon our deconsolidation from Telos, our net operating losses will benefit us, as and if utilized to offset future taxable income, independent of Telos. Our ability to utilize net operating losses will be dependent on future taxable income. Additionally, our utilization of our net operating losses may be limited due to certain substantial changes in our ownership, including those resulting from this offering. See “Certain Transactions.”

Results of Operations

      The following table sets forth the statement of operations data as a percentage of our total revenues for the periods presented. The data has been derived from, and should be read in conjunction with, our audited financial statements and their related notes included in this prospectus.

	Year Ended December 31,

	1997	1998	1999

Revenues:

Licenses	42.5%	49.2%	61.2%

Services and support	57.5	50.8	38.8

Total Revenues	100.0	100.0	100.0

Cost of Revenues:

Licenses	42.7	36.9	23.6

Services and support	61.2	41.3	38.3

Total cost of revenues	103.9	78.2	61.9

Gross (loss) profit	(3.9)	21.8	38.1

Operating expenses:

Sales and marketing	109.6	69.3	86.3

Research and development	20.4	62.2	59.2

General and administrative	26.4	28.7	31.9

Write-off of software development costs	13.2	24.6	–

Total operating expenses	169.6	184.8	177.4

Operating loss	(173.5)	(163.0)	(139.3)

Interest expense	42.6	30.3	29.4

Loss before income taxes	(216.1)	(193.3)	(168.7)

Income tax benefit	(85.5)	(69.9)	(53.6)

Net loss	(130.6)%	(123.4)%	(115.1)%

1999 Compared to 1998

  Revenues

      License Revenues. Revenues from licenses of our products increased 114.2% to $7.5 million in 1999 from $3.5 million in 1998. The increase was primarily due to an overall increase, as compared to 1998, in sales of Enterworks Content Integrator and also due to sales of Enterworks Process Integrator, which we first sold in 1999. As a percentage of total revenues, software license revenues represented 61.2% in 1999 and 49.2% in 1998.

      Services and Support Revenues. Revenues from services and support increased 31.3% to $4.7 million in 1999 from $3.6 million in 1998. This growth resulted primarily from services generated by new contracts, the extension of existing contracts, and to a lesser extent, from new and renewal support arrangements. As a percentage of total revenues, services and support revenues represented 38.8% in 1999 and 50.8% in 1998. This decrease reflects the increased performance of services and support activities by our partners.

  Cost of Revenues

      Cost of License Revenues. Cost of license revenues increased 10.1% to $2.9 million in 1999 from $2.6 million in 1998. The increase in cost of license revenues primarily reflects the increase in third-party sub-license fees associated with the increase in new licenses, partially offset by a decrease of $182,000 in the amortization of software development costs. As a percentage of license revenues, these costs decreased to 38.5% in 1999 from 74.9% in 1998. Excluding the effects of amortization of software development costs, the cost of license revenues as a percentage of license revenues decreased to 19.8% in 1999 from 29.6% in 1998 which reflected more favorable third-party sub-license terms and the change in product mix in 1999. Gross profit from license revenues increased to 61.5% in 1999 from 25.1% in 1998.

      Cost of Services and Support Revenues. Cost of services and support revenues increased 59.8% to $4.7 million in 1999 from $2.9 million in 1998. The increase in cost of services and support revenues primarily reflects an increase in personnel costs. As a percentage of services and support revenues, these costs increased to 99.0% in 1999 from 81.4% in 1998. This increase was primarily due to increased personnel costs during 1999 required to support anticipated increased revenues, as well as to train staff to respond to expected order increases. Gross profit from services and support revenues decreased to 1.0% in 1999 from 18.6% in 1998.

  Operating Expenses

      Sales and Marketing Expenses. Sales and marketing expenses increased 114.3% to $10.5 million in 1999 from $4.9 million in 1998. The increase was primarily due to increased compensation costs related to increased direct and indirect sales representatives, increased product marketing staff and, to a lesser extent, increased commissions to sales representatives. There were also increases in promotional activities and advertising campaigns related to targeted marketing efforts. As a percentage of total revenues, these costs increased to 86.3% in 1999 from 69.3% in 1998.

      Research and Development Expenses. Research and development expenses increased 63.8% to $7.2 million in 1999 from $4.4 million in 1998. This increase reflects increases in staffing throughout 1999 associated with the research, development and introduction of Enterworks Process Integrator and in support of new releases of Enterworks Content Integrator. Total expenditures for research and development, which include capitalized software development costs, were $8.0 million in 1999, a 24.3% increase over 1998. This increase was due to the personnel growth noted above. As a percentage of total revenues, total expenditures decreased to 65.7% in 1999 from 91.0% in 1998, principally due to the increases in total revenues.

      General and Administrative Expenses. General and administrative expenses increased 91.1% to $3.9 million in 1999 from $2.0 million in 1998. The growth in general and administrative expenses was primarily a result of expansion in staffing to support our revenue growth. During 1999, we began to assume more general and administrative activities as we continued our separation from Telos. As a percentage of total revenues, these costs increased to 31.9% in 1999 from 28.7% in 1998, principally because of a transition period during which we paid Telos for activities which we were also beginning to perform ourselves.

      Write-off of Software Development Costs. The net realizable value of capitalized software development costs is periodically evaluated based on the estimated future gross revenues from a product, net of the estimated costs of completing and disposing of the product. When net amounts capitalized exceed net realizable value, the excess amount is expensed. During 1999, no write-offs were necessary and during 1998, we wrote off $1.7 million in connection with net realizable value adjustments. The 1998 adjustment related to the core architecture of a product which was redesigned.

  Interest Expense

      Interest expense increased 66.9% to $3.6 million in 1999 from $2.1 million in 1998. The increase was primarily associated with increased borrowings from Telos, as well as an increase in accretion related to the repayment and conversion of subordinated notes payable.

  Income Tax Benefit

      The income tax benefit increased 31.8% to $6.5 million in 1999 from $4.9 million in 1998. The increase was primarily due to higher compensation from Telos for Telos’ utilization of net operating losses generated by us in accordance with the tax allocation agreement between the two companies, which was terminated effective December 30, 1999. Utilization of any remaining net operating losses or future net operating losses generated by us will benefit Enterworks, as and if utilized, independent of Telos.

1998 Compared to 1997

  Revenues

      License Revenues. Revenues from licenses of our products increased 140.7% to $3.5 million in 1998 from $1.4 million in 1997. The increase was primarily due to an overall increase in Enterworks Content Integrator license fees. As a percentage of total revenues, software license revenues represented 49.2% in 1998 and 42.5% in 1997.

      Services and Support Revenues. Revenues from services and support increased 83.7% to $3.6 million in 1998 from $2.0 million in 1997. This growth resulted primarily from services generated by new contracts, the extension of existing contracts, and to a lesser extent, from new and renewal support arrangements. As a percentage of total revenues, services and support revenues represented 50.8% in 1998 and 57.5% in 1997.

  Cost of Revenues

      Cost of License Revenues. Cost of license revenues increased 79.7% to $2.6 million in 1998 from $1.5 million in 1997. The increase in cost of license revenues primarily reflects the increase in amortization of software development costs and the increase of third-party sub-license fees associated with the increase in new licenses. As a percentage of license revenues, these costs decreased to 74.9% in 1998 from 100.3% in 1997. Excluding the effects of amortization of software development costs, the cost of license revenues as a percentage of license revenues decreased to 29.6% in 1998 from 55.9% in 1997, reflecting increased revenues and more favorable third-party sub-license terms. Gross profit from license revenues increased to 25.1% in 1998 from a gross deficit of 0.3% in 1997.

      Cost of Services and Support Revenues. Cost of services and support revenues increased 40.3% to $2.9 million in 1998 from $2.1 million in 1997. The increase in cost of services and support revenues primarily reflects the increase in personnel costs related to the additional services and support revenues. As a percentage of services and support revenues, these costs decreased to 81.4% in 1998 from 106.5% in 1997, reflecting more efficient implementations of our products. Gross profit from services and support revenues increased to 18.6% in 1998 from a gross deficit of 6.5% in 1997.

  Operating Expenses

      Sales and Marketing Expenses. Sales and marketing expenses increased 31.5% to $4.9 million in 1998 from $3.7 million in 1997. The increase was primarily due to increased commissions to sales representatives as a result of increased license revenues and, to a lesser extent, increased promotional activities relating to the announcement of new product enhancements. As a percentage of total revenues, sales and marketing expenses decreased to 69.3% in 1998 from 109.6% in 1997, principally due to the increases in total revenues.

      Research and Development Expenses. Research and development expenses increased 532.0% to $4.4 million in 1998 from $696,000 in 1997. This increase reflects increases in staffing throughout 1998 associated with the research and development efforts related to Enterworks Process Integrator and in support of new releases of Enterworks Content Integrator. Total expenditures for research and development, which include capitalized software development costs, were $6.4 million in 1998, a 70.4% increase over 1997. This increase was due to the personnel growth noted above. As a percentage of total revenues, these total expenditures expenses decreased to 91.0% in 1998 from 111.1% in 1997.

      General and Administrative Expenses. General and administrative expenses increased 126.3% to $2.0 million in 1998 from $898,000 in 1997. The growth in general and administrative expenses was primarily a result of expansion in staffing to support our revenue growth. As a percentage of total revenues, general and administrative expenses increased to 28.7% in 1998 from 26.4% in 1997.

      Write-off of Software Development Costs. During 1998 and 1997, we wrote off $1.7 million and $449,000, respectively, in connection with net realizable value adjustments. The 1997 adjustment related to the abandonment of our firewall product.

  Interest Expense

      Interest expense increased 47.8% to $2.1 million in 1998 from $1.4 million in 1997. The increase was primarily associated with increased borrowings from Telos. As a percentage of total revenues, interest expense decreased to 30.3% in 1998 from 42.6% in 1997, primarily due to increases in revenues.

  Income Tax Benefit

      The income tax benefit increased 70.1% to $4.9 million in 1998 from $2.9 million in 1997. The increase was primarily due to higher compensation from Telos for Telos’ utilization of net operating losses generated by us, in accordance with the tax allocation agreement between the two companies, which was terminated effective December 30, 1999.

Quarterly Results of Operations

      The following table sets forth unaudited quarterly financial data for the eight quarters ended December 31, 1999, and includes such data as a percentage of our total revenues for the periods presented. The unaudited quarterly financial data has been prepared on a basis consistent with the audited financial statements and includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary to present fairly this information, which should be read in conjunction with our financial statements and their related notes included in this prospectus.

	Quarter Ended

	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,	June 30,	Sept. 30,	Dec. 31,
	1998	1998	1998	1998	1999	1999	1999	1999

	(in thousands)

Revenues:

Licenses	$489	$726	$173	$2,093	$835	$980	$2,166	$3,476

Services and support	812	807	1,136	838	1,314	926	1,381	1,097

Total revenues	1,301	1,533	1,309	2,931	2,149	1,906	3,547	4,573

Cost of revenues:

Licenses	377	533	624	1,073	404	643	741	1,082

Services and support	583	728	826	786	972	1,171	1,180	1,347

Total cost of revenues	960	1,261	1,450	1,859	1,376	1,814	1,921	2,429

Gross profit (loss)	341	272	(141)	1,072	773	92	1,626	2,144

Operating expenses:

Sales and marketing	1,112	1,164	1,131	1,497	2,495	2,046	2,620	3,346

Research and development	712	938	1,534	1,215	1,046	1,915	1,963	2,281

General and administrative	303	405	678	646	897	783	1,025	1,179

Write-off of software development costs	—	—	—	1,743	—	—	—	—

Total operating expenses	2,127	2,507	3,343	5,101	4,438	4,744	5,608	6,806

Operating loss	$(1,786)	$(2,235)	$(3,484)	$(4,029)	$(3,665)	$(4,652)	$(3,982)	$(4,662)

	As a Percentage of Total Revenues

Revenues:

Licenses	37.6%	47.4%	13.2%	71.4%	38.9%	51.4%	61.1%	76.0%

Services and support	62.4	52.6	86.8	28.6	61.1	48.6	38.9	24.0

Total revenues	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Cost of revenues:

Licenses	29.0	34.8	47.7	36.6	18.8	33.8	20.9	23.7

Services and support	44.8	47.5	63.1	26.8	45.2	61.4	33.3	29.4

Total cost of revenues	73.8	82.3	110.8	63.4	64.0	95.2	54.2	53.1

Gross profit (loss)	26.2	17.7	(10.8)	36.6	36.0	4.8	45.8	46.9

Operating expenses:

Sales and marketing	85.5	75.9	86.4	51.1	116.1	107.3	73.9	73.1

Research and development	54.7	61.2	117.2	41.5	48.7	100.5	55.3	49.9

General and administrative	23.3	26.4	51.8	22.0	41.7	41.1	28.9	25.8

Write-off of software development costs	—	—	—	59.5	—	—	—	—

Total operating expenses	163.5	163.5	255.4	174.1	206.5	248.9	158.1	148.8

Operating loss	(137.3)%	(145.8)%	(266.2)%	(137.5)%	(170.5)%	(244.1)%	(112.3)%	(101.9)%

      Our quarterly operating results have varied in the past and may vary significantly in the future depending on many factors including, among others: the size, timing and recognition of revenue from significant orders; the timing of new product releases and product enhance-

ments and market acceptance of those releases; increases in operating expenses required for product development and marketing; customer budget constraints; our success in expanding our sales and marketing programs; and general economic conditions. Furthermore, we believe that the purchase of our products is relatively discretionary and generally involves a significant commitment of capital. As a result, purchases of our products may be deferred or canceled in the event of a downturn in any potential customer’s business or the economy in general.

      On an annual basis, we have generally realized lower revenues in our first and second quarters than in our third and fourth quarters. We believe that these fluctuations are caused primarily by customer budgeting and purchasing patterns, particularly in the case of our government customers.

      A substantial portion of our operating expense level, particularly personnel and facilities costs, are based, in part, on our expectations as to future revenues and are relatively fixed in advance of any particular quarter. In addition, we typically enter into a significant portion of our new license contracts in the last two weeks of a quarter. Consequently, if revenues are below expectations, our quarterly operating results and financial condition could be adversely affected. As a result of the foregoing factors, we believe that our quarterly revenues, expenses and operating results are likely to vary significantly in the future, that period-to-period comparisons of our operating results may not be meaningful and that, in any event, such comparisons should not be relied upon as indicators of future performance.

Liquidity and Capital Resources

      From our inception through December 30, 1999, we financed our operations and met our capital expenditure requirements primarily through funds borrowed from Telos. On December 30, 1999, we completed the sale of our Series A convertible preferred stock, which totaled $23.0 million in net proceeds, as well as several concurrent transactions which are described in Note 7 to the financial statements. As a result of these transactions, Telos’ ownership percentage in us decreased from 99.7% to 34.8%. Accordingly, we were deconsolidated from Telos and ceased to be funded by Telos after December 30, 1999.

      Our operating activities have used cash in each of the last three fiscal years. During 1997, 1998 and 1999, cash used in operating activities of $2.6 million, $6.1 million and $8.4 million, respectively, resulted principally from net losses of $4.4 million, $8.7 million and $14.0 million, respectively.

      Cash used in investing activities was $3.6 million, $2.6 million and $1.6 million in 1997, 1998 and 1999, respectively. The cash used in investing activities was principally used for our investment in our software products, and for the purchase of computers and other office equipment and fixtures.

      Cash provided by financing activities was $6.1 million, $8.8 million and $28.7 million in 1997, 1998 and 1999, respectively. The cash provided by financing activities was principally provided by the borrowings from Telos in 1997 and 1998, and by the net proceeds of the offering of Series A convertible preferred stock and borrowings from Telos in 1999.

      We anticipate that our liquidity needs for at least the next twelve months will be met by our existing capital resources and the net proceeds from this offering. After this time, we cannot assure you that cash generated from operations will be sufficient to satisfy our liquidity requirements, and we may need to raise additional capital by selling additional equity or debt securities or by obtaining a credit facility.

Year 2000 Issues

      To date we have experienced no significant adverse effects related to the Year 2000 computer issue. We had no notable problems with equipment or our internal information technology systems which may have been affected by faulty embedded chips or other Year 2000 problems. We are not aware of Year 2000 problems with our software. In addition, we have not been made aware of, nor have we experienced, Year 2000 problems with any third-party software. We have not incurred any material costs directly associated with Year 2000 compliance efforts, except for compensation costs for certain employees who have dedicated time to our assessment of Year 2000 compliance and associated remedies. We do not expect to incur additional material costs associated with Year 2000 compliance; however, in the event that we have not identified and corrected any significant Year 2000 compliance issues, these unresolved issues could harm our business.

Quantitative and Qualitative Disclosures About Market Risk

      Market Risk. We develop products in the United States and market our products in North America and, to a lesser extent, the rest of the world. As a result, our financial results could be affected by factors such as changes in foreign currency rates or weak economic conditions in foreign markets. Because all of our revenues are currently denominated in US dollars, a strengthening of the dollar could make our products less competitive in foreign markets.

      Interest Rate Risk. We have an investment portfolio of money market funds and fixed income certificates of deposit. The fixed income certificates of deposit, like all fixed income securities, are subject to interest rate risk and will fall in value if market interest rates increase. We attempt to limit this exposure by investing primarily in short-term securities. In view of the nature and mix of our total portfolio, a 10% movement in market interest rates would not have a significant impact on the total value of our portfolio as of December 31, 1999.

New Accounting Pronouncements

      In 1999, we adopted Statement of Position (SOP) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” which provides guidance on accounting for the costs of computer software developed or obtained for internal use. SOP 98-1 was effective for fiscal years beginning after December 15, 1998. The adoption of SOP 98-1 did not have a material impact on our results of operations.

      In June 1998, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS 133, as amended by SFAS 137, “Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FASB Statement No. 133, an amendment of FASB Statement No. 133,” is effective for all quarters of the year ending December 31, 2001. We currently do not engage or plan to engage in the use of derivative instruments, and do not expect SFAS 133 to have a material impact on our results of operations.

BUSINESS

Overview

      We develop, market and support a software framework that integrates content and processes for companies seeking to participate in e-business. We target operators and users of e-marketplaces and portals. E-marketplaces and portals are Web-based destinations where employees, customers, partners and suppliers can interact to obtain information about products and services, and conduct business more efficiently. Our products enable customers to build or join e-marketplaces and portals rapidly, add new content and e-business participants easily, and automate the end-to-end processes required for e-business interaction. In addition, our products complement and leverage companies’ significant investments in technology infrastructure, such as packaged or custom-built applications, information databases and integration systems.

      The Enterworks product suite currently consists of two components. The first component, Enterworks Content Integrator, delivers a real-time, personalized catalog of content from multiple sources, including databases, applications and HTML- and XML-based sources. Enterworks Content Integrator enables operators and users of e-marketplaces and portals to:

•	integrate new content from customers, partners and suppliers quickly and easily;

•	display a unified view of content in real time; and

•	deliver integrated content to an e-business application.

      The second component of the Enterworks product suite, Enterworks Process Integrator, captures and automates a company’s business practices and expertise. Enterworks Process Integrator enables operators and users of e-marketplaces and portals to:

•	integrate applications and processes;

•	automate and track information flow to coordinate e-business interactions within and between companies; and

•	resolve problems that require user interaction and guidance through complex processes.

      We deliver our products through our direct sales force and strategic partners, which include traditional system integrators, e-business professional services companies, and other software vendors and technology partners. Our current customers include financial, manufacturing, government, healthcare and telecommunications enterprises, as well as professional services providers. As of December 31, 1999, we had licensed our products to more than 50 companies, including The Boeing Company, CareFirst Blue Cross Blue Shield, Cast Alloys, Inc., Jefferies & Company, Inc., NonStopNet, Inc., Tivoli Systems, Inc. and the US Army.

Industry Background

      Forrester Research estimates the annual value of business-to-business products and services that will be sold in the United States over the Internet will exceed $2.7 trillion by 2004, and that 53% of that value will be processed through e-marketplaces. In addition, industry studies indicate that many companies are implementing their own enterprise information portals. Companies in virtually every industry are developing the capabilities to take advantage of this growing Internet economy, in many cases by augmenting or abandoning their traditional business models.

      Companies may choose to create or participate in e-marketplaces — content-rich, Web-based destinations that bring together many buyers, sellers and business prospects who seek aggregated information about products and services. For example, companies that have significant trading power with their suppliers, such as a large aircraft manufacturer, might open an Internet-based bidding marketplace for efficient, online purchase of components from its hundreds or thousands of suppliers.

      Some companies are establishing their own e-business information portals — Web sites which act as single points of online access for enterprise customers, partners, suppliers and employees to find information, interact, obtain services and execute transactions. For example, a financial services company might offer to its customers a central access point to have personalized, real-time views of market data, check account balances, and then purchase securities or pay their bills online without leaving the Web site, even though much of the information resides elsewhere. Employees might access the same site for personalized views of their 401(k) account balances and to update their healthcare benefits records.

Challenges faced by companies deploying and participating in e-marketplaces and portals

      Companies face many business challenges in deploying or participating in e-marketplaces and portals, including:

•	Time-to-scale. The global accessibility and reach of the Internet provides significant opportunities for new online entrants to rapidly displace slower competitors. This increases the importance of time-to-market for companies seeking to deploy or participate in e-marketplaces or portals. The success of an e-marketplace will depend largely on the early capture of a large number of buyers and sellers to create market liquidity and to attract further participants to the site. In many segments of the Internet economy, only a single e-marketplace or a few portals will dominate a market.

•	Leveraging core business processes and systems. Companies have invested significant resources in developing business practices that provide them with competitive advantages. These companies want to incorporate these business practices into e-marketplaces, portals and other online extensions of their operations. For example, a distributor may benefit from its optimized logistics process and operating infrastructure. Similarly, a supplier might compete based on a process optimized for just-in-time production, or a media company may compete based on the depth and breadth of its digitized content.

•	Constant change. E-marketplace and portal operators and participants work in an environment characterized by frequent disruptions and change. E-marketplaces involve complex business interactions ranging from hundreds to thousands of customers, partners, suppliers and employees. E-marketplace and portal participants are under constant pressure to adapt to dramatic growth, new business practices, intense competition and increasing complexity. Any change, such as the addition or loss of participants, should be accomplished in real-time without disrupting the information flow.

•	Customer satisfaction. While e-marketplace and portal operators and participants seek to achieve high degrees of automation and economies of scale, they often fail to provide the level of customer attention and service that customers often expect will accompany any business-to-business and business-to-consumer interaction. For example, a recent Jupiter Communications study found that 42% of top-ranked Web sites either took longer than five days to reply to customer email inquiries, never replied or were not accessible by email. Many e-commerce sites do not integrate human interaction, such as customer service, into their overall e-business processes.

      Companies need strong technological capabilities to address these significant business challenges which accompany the new models of e-business. Specifically, they need to address the following technical challenges:

•	Connecting disparate systems. Business processes now span the extended enterprise of employees, customers, partners and suppliers, each of which rely on a broad range of incompatible applications and communications systems. META Group, Inc. estimates that the average company maintains 49 distinct enterprise applications and spends approximately 35% of its total IT budget on integration-related efforts, including internal development and consulting services as well as purchases of packaged solutions. Many of these applications were implemented in standalone fashion to address strategic business functions, including enterprise resource planning, supply chain management, customer relationship management, sales force automation, business decision support and e-commerce. These packaged applications typically were not designed to work with each other, much less with systems residing outside the enterprise. Yet e-marketplaces and information portals must be able to instantly access information from, and convey information to, these disparate systems.

•	Aggregating content at the point of interaction. The emerging models of e-marketplaces and information portals depend significantly on the aggregation and organization of up-to-date information, including structured data such as price lists or employee records, or unstructured data such as product specifications or diagrams. Companies must access, aggregate, catalog and deliver in real-time, large volumes of information that reside in multiple and often incompatible data repositories. These challenges are compounded by the scale of many e-marketplaces or portals, which may contain product information from hundreds or thousands of suppliers, and by the security concerns of companies which are exposing some of their most valuable information over the Internet.

•	Automating and monitoring business processes. A business process initiated at an e-marketplace or a portal will often require tracking and coordinating many sub-processes which may occur at different companies. For example, the process of taking and fulfilling an order at an e-marketplace might require checking inventory at the supplier, checking credit through a bank, creating an invoice, notifying a warehouse, delivering through a third-party logistics company and ultimately debiting the customer’s internal accounts receivable system. This process requires connectivity between applications and systems, and a sophisticated monitoring capability so that all participants can have complete visibility into the overall process, as well as the ability to integrate human interactions when necessary, such as handling exceptions that might cause transactions to fail.

      Attempts to solve these complex technical challenges have generally involved the approaches described below:

•	in-house IT organizations using a collection of technologies and significant custom development to enable their companies to integrate with e-marketplaces or to create portals; or

•	enterprise application integration (EAI) products that offer packaged solutions for establishing discrete connectivity between disparate applications within and between companies.

      Each of these approaches has achieved a level of success in creating point-to-point connections between applications. However, we believe that, even in combination, these solutions fail to meet the business challenges facing companies that want to participate in e-marketplaces or portals because they are:

•	complex, cumbersome and time-consuming to implement, requiring significant amounts of custom coding to effectively deploy and extensive resources to manage;

•	inflexible and difficult to scale, requiring considerable effort to add or modify participant information, content sources and business processes;

•	unable to integrate people with technology, focusing instead on routing electronic messages from one machine to another; and

•	lacking sufficient security to control the interactions between participants.

The Enterworks Solution

      Our product suite creates integrated, real-time catalogs of e-business content and automates e-business processes. Our products were developed to address the requirements of e-marketplaces and portals in an easy-to-use and highly manageable framework.

      We believe that our products provide the following strategic business benefits to e-marketplace participants and portal users:

•	Faster time-to-market. Our products help enterprises launch e-marketplaces and portals quickly, and scale them faster, by integrating content sources wherever and in whatever form they currently exist. For example, a financial services firm that wants to offer its customers new services, such as consolidated account information through a portal, can use our products to catalog and deliver this information to the portal with minimal custom coding. By accommodating and integrating disparate business processes, our products increase the value and efficiency of e-marketplaces and portals for users, buyers and sellers.

•	Increased customer satisfaction. We increase customer satisfaction by aggregating and delivering personalized content for greater value and higher levels of service. Customer relationships become stronger because the right information is available. Our business process management solutions increase customer satisfaction by handling problems faster and more effectively. With our products, the process for handling exceptions and responding to customer inquiries can be tailored to an individual customer’s needs, automated and made part of the customer experience.

•	Improved supply chain interactions. By integrating marketplace participants’ disparate business processes, our products allow buyers and sellers to gain the efficiencies of e-marketplaces without losing the advantages of using their individual business policies and best practices. For example, a manufacturing organization that wants to more efficiently manage inventory levels across multiple plant facilities and between its suppliers and partners, can use our products to catalog, aggregate and deliver single views of inventory levels, even though each plant and most suppliers may be using different inventory management systems.

•	Greater leverage of existing infrastructure investments. Our products allow enterprises to integrate and extend the many architectures and systems in which they have made significant investments, from legacy mainframe to newer client/server systems. Our products quickly adapt the functionality of these systems to e-marketplaces and portals and maximize the investments companies have already made.

•	Reduced operational costs. Our products help our customers reduce their operating costs. By automating business processes, including exception handling, our products enable our customers to improve the efficiency of their operations, lessening their need for personnel and custom coding. Our products also help our customers reduce their costs by providing them with organized and real-time business information. This information allows our customers to make informed decisions regarding their operations. For example, a healthcare organization that wants to manage its service delivery costs more effectively needs to understand the components of its costs on a patient by patient basis. Unfortunately, this information is often difficult to access because it is contained in many legacy and homegrown systems. Using our products, the organization can catalog, aggregate and view the information, individually by patient.

      Our content and process integration solutions are differentiated through the following design points and technical features:

•	Ease of use and speed of implementation. Our products deliver content to, and provide process management through, whatever user interface is most familiar to e-marketplace participants and portal users. Our products offer their own user interfaces as well, combining the simplicity of a browser-based environment with a user interface typical of common operating systems. Our products support rapid implementation by allowing our customers not only to create customized, integrated views of content, but to test and refine those views in real time before rolling them out to e-marketplace participants and portal users.

•	Flexibility and adaptability to change. Our products store the content and process models as a collection of objects making them readily available to be reused or modified. As the set of e-marketplace participants and portal users grows, it remains easy to manage and deliver personalized views of information and business processes. All of our tools support re-use of content and process models.

•	Integration of people. By delivering content specific to an individual’s requirements and seamlessly integrating people into business processes, our products offer a distinct advantage over products that offer little more than message delivery between applications.

•	Proven security. Our products enable secure operation among organizations using the Internet. Our products use digital certificates for authentication and privacy, are compatible with standard certificate management solutions and support encrypted links through Secure Sockets Layer, or SSL, an industry-standard encryption language.

•	Greater scalability. Our software is designed to operate in a distributed environment and take full advantage of the Internet. Our products can be segmented and hosted on multiple platforms within an enterprise and on platforms at customer and partner sites.

The Enterworks Strategy

      Our objective is to become the leading provider of integration software for powering e-business. To achieve this objective, we are pursuing the following strategic initiatives:

•	Increasing awareness of Enterworks and our e-marketplace and portal solutions. To strengthen our market position, we are continuing to increase the visibility of Enterworks and our Enterworks Content Integrator and Enterworks Process Integrator products among potential customers, partners and industry leaders. To achieve increased awareness, we are emphasizing key elements of our products through multiple branding programs, including participation in industry conferences and other events. In addition, we are placing bylined articles and pursuing key editorial opportunities in influential publications, and increasing our advertising in selected trade and business publications.

•	Expanding our sales efforts. We are aggressively targeting our marketing and sales promotion programs at e-marketplace and portal builders, operators and participants. We are increasing our sales lead generation programs directed at high level business and technical executives in multiple key industries. In 1999, we more than doubled the size of our direct sales force and we plan to significantly increase this number over the next twelve months. We are recruiting sales representatives experienced in selling into certain vertical markets, including healthcare, manufacturing and the public sector. We are also increasing our staff of sales engineers, and we are expanding our telesales organization to supplement the efforts of our direct sales representatives.

•	Broadening our installed base. We intend to broaden our installed user base because we believe that as more users interact with our products, the value our products provide our customers will increase. Additionally, as more customers purchase our products, our ability to customize content and business processes becomes more visible to both our existing and potential customers. To broaden our installed base we have designed scalable products and several product pricing and packaging alternatives that meet the needs of organizations of various sizes and stages of development.

•	Building and leveraging partnerships. We are expanding our existing relationships and creating new partnerships under our E-Alliance Program with traditional system integrators, e-business professional services companies, and other software vendors and technology partners. We have developed several partners in each of these categories. See “E-Alliance Program.” In early 1999, we established a separate team of experienced partnership development professionals which we expect to significantly increase in the next twelve months. Our partnerships enable us to access prospective customers that we might not otherwise reach and scale our business more quickly and at lower marketing cost.

•	Enhancing technology leadership. We are investing significant resources in our R&D organization to strengthen the core functionality of our products and add industry-specific extensions. We may also consider acquiring key technologies that significantly differentiate us in the segments in which we compete. To ensure that we meet the needs of our customers we believe we must rapidly add new technologies to our products. We plan to demonstrate continued technical leadership through new technology that we will build or acquire.

Products and Services

      The Enterworks product suite currently consists of Enterworks Content Integrator and Enterworks Process Integrator. Enterworks Content Integrator, formerly marketed as Virtual DB, is an electronic catalog that integrates and delivers dynamic, real-time content from virtually any source (databases, applications, Web sources, XML sources and others, whether internal or external to the organization) to e-marketplaces and portals. Enterworks Process Integrator, formerly marketed as Enterworks Process Manager, provides a single point of interaction for business processes that may span multiple organizations. For example, an order fulfillment process that includes an e-marketplace, a customer and several suppliers can be coordinated and tracked within Enterworks Process Integrator.

      Both products share a consistent and easy-to-use, browser-based, graphical user interface. The products also share a common underlying technology architecture and have interfaces between them which allow them to work together and share information. While our products are complementary, they can be purchased separately so that businesses can select the individual products they need to meet their immediate business objectives and then add additional Enterworks products as their requirements evolve. In addition, our applications are universally accessible, allowing participants to access content through their preferred reporting tool, or participate in a complex business process through their browser.

  Enterworks Content Integrator

      Enterworks Content Integrator integrates content from virtually any electronic source. E-marketplace participants can view a real-time catalog of content, compare supplier offerings and query order status. Portal users can quickly retrieve, analyze and distribute critical customer profiles, competitive intelligence and legacy data.

[ENTERWORKS CONTENT INTEGRATOR GRAPHIC]

Enterworks Content Integrator delivers to e-marketplaces and information portals a customized catalog of information that is seamlessly integrated from multiple content sources in real time.

      Enterworks Content Integrator comprises the following components:

•	Content Engine requests and receives information from the Access Server and Modules. The Content Engine accesses disparate content sources and integrates the information into a single logical database underlying an electronic catalog. The Content Engine handles all security, application of data transformations and business rules. The Content Engine optimizes each request for information that it receives from a user by breaking it down into the specific requests understood by the Access Server.

•	Access Server and Modules receive and translate content requests. The Access Server receives requests for content from the Content Engine and passes them to the correct Access Module. Access Modules translate the requests into a language that each content source understands and returns the result of the request back to the Access Server. The Access Server also manages the combination of content coming from various sources, and uses it to generate the single representation of the underlying content sources which we call the MetaCatalog.

•	Content Modeling Tool allows businesses to define customized views of the integrated information in the MetaCatalog. The Modeling Tool is also used to define real-time content transformations to reconcile differences between systems, such as conversion of foreign currencies into US dollars. The Modeling Tool supports drag-and-drop re-use of objects and transformations within the MetaCatalog.

•	Content Administrator provides efficient management and configuration of the system-level functions of the product. It also provides the ability to define users and roles, the ability of each user to obtain different views of information and a familiar folder-based system for organizing work. Through the Content Administrator, customers can determine access rights and assign those rights to users, roles and other system objects.

  Enterworks Process Integrator

      Developed completely in Java and using standard browsers as the interface, Enterworks Process Integrator automates the flow of tasks and information in business processes, within an enterprise, through portals, across an e-marketplace or between the e-marketplace and any number of buyers and suppliers. Examples include order processing, supply chain coordination and problem resolution. Enterworks Process Integrator integrates both applications and people, using the best practices and domain expertise of an enterprise. It coordinates activities by distributing and updating personal task lists to each person in the process. Additionally, guidance in the form of “personal wizards” helps keep people and their assignments on track, in the right order and with the right information.

      An Enterworks Process Integrator environment consists of server and client components that include graphical tools for building and managing process flows. These process flows may be easily designed to intelligently route specific information to different people. The people, or process flow participants, may work from any location as long as there is a connection to the Internet and access to a browser.

[ENTERWORKS PROCESS INTEGRATOR GRAPHIC]

Enterworks Process Integrator integrates the people, applications and processes required for end-to-end e-business interactions.

      Enterworks Process Integrator comprises the following components:

•	Process Engine stores all specific data pertaining to activities, participants or agents, work items and other system information. The Process Engine also manages all aspects of the execution of a given process and maintains information regarding the status of each process currently being executed.

•	Business Integration Components (BIC) Server creates work items, receives and modifies work items, returns work items to the process flow and interfaces with external systems used primarily to integrate external third-party applications in a process flow. The BICs run under the control of the BIC Server which informs the Engine that a BIC is available for use.

•	FlowBuilder provides an easy-to-use process modeling tool that allows a user to visually define a process flow. Users can drag-and-drop icons that represent elements of a process flow, set element properties and create links between elements to define workflows.

•	TaskManager provides a browser-based task list for each person involved in a business process. In the TaskManager, users access tasks that have been assigned to them and generate new work items to be dropped into existing process flows.

•	Process Administrator provides a drag-and-drop tool that manages the participants, roles, actor groups, work items and BICs within a business process. Using the Process Administrator, managers can check the status of work items in process and the status of workers involved with that task.

  Services

      As of December 31, 1999, our Services group, which includes consulting, education, customer support and distribution, comprised 37 individuals with a broad range of experience and a diverse set of complementary skills. We seek to help our customers implement our products quickly and to support them as their use of our products increases.

      Customer support. Our Customer Support group focuses on delivering accurate and timely information to our customers. We provide an array of support programs, which include 24x7 support, dedicated customer/partner staff, real-time status updating of case information and monthly onsite visits to discuss outstanding issues. We also enable our customers to send us questions and review the status of their support cases over the Internet. We offer direct 24-hour access to our knowledge base, which allows customers to save time by learning from our experiences.

      Training services. A full-time, dedicated training staff provides customer education at our Ashburn, Virginia and Pasadena, California facilities, as well as at customer locations. Our curriculum includes introductory courses up through advanced learning for sophisticated developers. We offer many forms of training, including in-house lectures, on-site training and customized workshops tailored to address unique requirements.

      Consulting services. Our Enterworks Services group organization comprises individuals with extensive knowledge in content and process integration. The group typically implements pilots and full production programs on a time and materials basis.

Customers

      As of December 31, 1999, we had licensed our products to more than 50 companies. Our current customers include financial, manufacturing, government, healthcare and telecommunications enterprises, as well as professional services providers. The following is a partial list of customers that have licensed our software and that we believe are representative of our overall customer base:

•	Aventis Pharmaceuticals (formerly Hoechst Marion Roussel, Inc.)
•	The Boeing Company
•	CareFirst Blue Cross Blue Shield
•	Cast Alloys, Inc.
•	Inacom, Inc.
•	Intermec, Inc.
•	Jefferies & Company, Inc.
•	Metamediaries, Inc.
•	NonStopNet, Inc.
•	Northrop Grumman Corporations
•	OAO Technology Solutions, Inc
•	Paradigm Genetics, Inc.
•	Raytheon Systems Company
•	SecureTrade, Inc.
•	Tivoli Systems, Inc.
•	US Department of Defense
•	US Department of Veterans Affairs
•	Viador, Inc.

Case Studies

•	The Boeing Company. As the manufacturer of the next generation of Navy fighter jets, Boeing tracks thousands of parts supplied by hundreds of subcontracting manufacturers. However, its schematics, order information, parts lists and inventory lists formerly were all tracked by different programs in different locations. In addition, the complexity of these systems required specialists for even basic queries about parts. Boeing initially implemented Enterworks Content Integrator to provide a single view of parts information through a portal accessed by Boeing personnel, contractors, partners and the US Navy. Boeing later used Enterworks Content Integrator to create its own e-marketplace where more than 500 of its suppliers access in real time the specifications they need to prepare and submit bids. Enterworks Content Integrator allowed Boeing to eliminate several weeks of labor-intensive preparation previously required every time specifications had to be created or changed.

•	Cast Alloys, Inc. Cast Alloys is the world’s largest producer of premium stainless steel and titanium golf club heads, and the main supplier of such heads for Calloway, Taylor Made and Titleist. The company needed stronger management of its production processes to successfully expand into manufacturing of other precision metal products. Cast Alloys chose Enterworks Process Integrator to automate and manage the interaction between receiving, warehousing and the manufacturing areas to ensure product quality, delivery and quick problem resolution. Cast Alloys also plans to implement Enterworks Content Integrator to provide a single Web-enabled portal that managers can consult when they need to validate the quality and timeliness of their production processes.

•	Jefferies & Company, Inc. This full-service investment firm had client information spread across multiple incompatible systems, preventing the firm from creating the single customer view it needed for effective marketing. Using our products, Jefferies now can access, aggregate and deliver information from its disparate systems through a portal for account executives and managers. These business users can review customer records and do accurate, timely planning and analysis with the standard Web browser on their desktop or laptop computers. With Enterworks Content Integrator technology as the key component of its information-reporting environment, Jefferies recently won an Application Development Trends Innovation Award.

•	NonStopNet, Inc. NonStopNet creates network infrastructures as an outsourcing service for a number of clients. It looked to us for additional services that would differentiate its network offerings and bring greater value to its clients. NonStopNet chose us to power its eBusiness Intelligence Service, a new offering it will make available to its customers in early 2000. In the initial launch of this service, Enterworks Content Integrator will be used to aggregate Web traffic and usage statistics for a key NonStopNet customer who has become a leader in online learning. NonStopNet’s customer will use Enterworks Content Integrator to craft highly-targeted marketing programs and increase its royalty-based revenue stream.

•	US Army. The US Army tracks billions of dollars worth of inventory, needing to know at any given time where assets are located to determine battle readiness. But the complexity and age of its systems often required time-consuming efforts involving phone calls and paper-based systems which frequently resulted in misplaced status requests. Using Enterworks Content Integrator, the Army accesses decades-old, COBOL-based applications and delivers unified content though a portal. The Army has reduced from days and weeks to just minutes the time it takes to track a requisition for materiel worldwide, saving millions of dollars in storage costs and lost inventory.

Sales and Marketing

      We target e-marketplace and portal operators, as well as the large number of traditional businesses that are seeking to deploy or participate in e-marketplaces and portals. Within these enterprises we target CEOs, CIOs, CFOs and senior level managers tasked with the company’s or organization’s overarching e-business strategy. We also target high-level marketing and customer relationship executives.

      We deliver our products though our direct sales force and E-Alliance partners, which include traditional system integrators, e-business professional services companies and other software vendors and technology providers. As of December 31, 1999, we had 52 people in our sales and marketing organization, of whom 41 were in direct and channel sales organizations and 11 were in marketing. We currently have sales representatives in Ashburn, Virginia; Chicago, Illinois; San Francisco, California; Phoenix, Arizona; Atlanta, Georgia; and Raleigh, North Carolina. Our direct sales representatives are supported by a field-based staff of sales engineers. We intend to increase the size of our direct sales force in the next twelve months and establish additional domestic sales offices.

      We build market awareness of Enterworks and our products through a variety of marketing programs, including regular briefings with industry analysts, public relations activities, direct mail and e-mail campaigns, Web seminars, executive breakfasts, trade show exhibitions, speaking engagements and Web site marketing. We supplement direct marketing efforts with advertising in technology, industry-specific and business publications. In addition, we pursue joint marketing and selling efforts with our strategic partners.

E-Alliance Program

      We have established marketing and technology alliances under our E-Alliance Program with a number of strategic partners, including traditional system integrators, e-business professional services companies and other software vendors and technology providers. These partnerships enable us to access customers we might not otherwise reach and to scale our business with lower marketing costs. In addition, these relationships help our products proliferate by embedding and integrating our software into the products and services of our partners.

      Our E-Alliance Program provides sales and marketing assistance to our partners, including lead sharing, awareness building and joint promotional campaigns. Our partners also receive complimentary or discounted training as part of their support agreements.

      Our program focuses on these types of strategic partners:

•	Traditional System Integrators, E-business Professional Services Companies and VARs. We partner with traditional system integrators, e-business professional services companies and value-added resellers (VARs) who combine their products and services with our solutions to provide a comprehensive approach to addressing customer needs. Our solutions are particularly attractive to these partners because of the implementation speed, flexibility, scalability and reusability of our software. Our current integration partners include BTG, Inc., Edgemark Systems, Inc., Litton/PRC Inc., OAO Technology Solutions, Inc., Razorfish, Inc., Science Applications International Corporation (SAIC) and Telos.

•	Technology Partners. We partner with other software vendors whose software is complementary to our products. Portal vendors who develop products for presenting information through Web sites provide an ideal front-end to our products. Our relationships range from original equipment manufacturers (OEMs) to joint marketing and selling arrangements. Our technology partners include Active Software Inc., Business Objects, Inc., Hewlett-Packard Corporation, Inprise, Inc., Sun Microsystems, Inc., Sybase, Inc. and Viador, Inc.

•	OEM and ISV Partners. We form alliances with companies that embed our technology in their products to enhance the functionality and value of their products. Our partners include Aegis Analytical Corporation and Tivoli Systems, Inc.

Technology

      Our products are built with a distributed architecture based on Internet standards. This architecture allows content integration across packaged applications, legacy systems and databases. It also allows integration of business processes across applications, and integration of those processes with people involved in the process flow. Graphical tools minimize the need for expensive custom programming and allow rapid incremental change and reuse. Our products support both intranet-and Internet-based e-business solutions because they were designed based on Internet standards for networking and security and use Java as the implementation language.

[TECHNOLOGY DIAGRAM GRAPHIC]

The Enterworks product suite uses a distributed architecture based on Internet standards to integrate multiple content sources and processes.

      Standards. Our products are Internet-enabled, employing HTTP, CORBA and IIOP communication facilities, and XML and HTML formats. They utilize SSL and X.509 to provide secure user management. All of our products have been developed in Java to support inherent portability across platforms. By strictly adhering to current and emerging Internet standards, we enable our products to meet the requirements of Internet business-to-business interactions. Furthermore, our products have an open architecture that is easy to integrate with our customers’ infrastructures.

      Scalability. Our products can be scaled because of their distributed frameworks. For example, the informational models provided by our Enterworks Content Integrator product can be partitioned and replicated across multiple servers. Enterworks Content Integrator servers can also be distributed in a hierarchical model to allow successive levels of content integration and local control and management. Enterworks Process Integrator provides distributed sub-flows and allows electronic processes to be hosted within individual organizations. This enables a network of suppliers and vendors to host their own informational models and processes and integrate those processes into a single distributed system.

      Flexibility. Our products are easily adapted to the environments of our customers and their partners. Enterworks Content Integrator can access more than 70 content sources and legacy systems. In addition, we provide a content access module development kit which can be used to integrate other content sources into our Enterworks Content Integrator architecture. Enterworks Process Integrator BICs provide a unique mechanism to allow external systems to easily initiate a process within the Enterworks Process Integrator framework and to pass content into a process. BICs can also be used to pass content to external systems and initiate actions within those systems.

      Security. Our products use standards-based security technology that permits the integration of processes and sharing of content between suppliers and customers. These security features include:

•	Encryption. We use SSL, the Internet standard for e-business encryption, based on public key technology.

•	Digital certificates. We base our authentication and authorization models for both server-to-server and client-to-server security on X.509 standard digital certificates. These certificates contain all the information required to verify that the public key being used for authentication belongs to a properly authorized party. Digital certificates, when coupled with a certificate authority framework, provide a framework for defining and verifying identity. Our products are designed to integrate with industry-standard certificate management frameworks such as Netscape’s Certificate Server.

•	Authorization. Our products restrict access to both data and functional interfaces so that users can only access information and perform functions for which they have been specifically authorized.

•	Roles-based security management. We allow security profiles to be defined as roles, such as a manager or part supplier. We then allow specific users or entities to be mapped into those roles. Once mapped to a role, all users in that role have the same access privileges, allowing more cost-effective management of complex security within an e-business environment.

Research and Development

      We invest significant time and resources in our product development. We have recruited software developers and managers with experience in e-business content and process integration. As of December 31, 1999, we employed 62 people in research and development.

      We have two server development groups focused on the technical evolution of our Enterworks Content Integrator and Enterworks Process Integrator products. In addition, the User Interface Engineering group builds the client tools for both products, allowing maximized reuse of code for the two product lines and ensuring a consistent look and feel across our product lines. Our Quality Assurance and Release Engineering group designs and develops test environments and code to identify problems and report software performance and quality metrics to our engineering and product marketing managers. They also manage release cycles and builds of the products. A separate documentation group provides technical documentation for the products targeted at the user, system administrator and developer.

      We intend to release major new versions of our products approximately every six months and upgrades approximately every three months. Major releases usually include significant new features and increased performance; upgrades introduce specific tactical features as part of an existing release. We are currently developing new releases in both components of our product suite. We anticipate that these new releases will provide increased scalability, advanced functionality and additional features designed for specific industry segments.

      We plan to continue investing significant resources in research and development, because our future success will depend in part on our ability to anticipate changes in technology, keep pace with evolving customer needs, enhance our current products and develop and deliver new products.

Competition

      We face competition from in-house development staffs and other consultants. We also face competition from many vendors in the content and process integration areas such as OnDisplay, Inc., Hewlett-Packard Corporation and Vitria Technology, Inc., as well as from smaller private companies. We believe we may also face competition from IBM Corporation, Microsoft Corporation, Oracle Corporation and Sun Microsystems, Inc. if those companies enter into the e-business content or process integration markets.

      The primary competitive factors affecting us include:

•	scope of other solutions;

•	degree to which competing solutions interface with each other, and with existing customer applications;

•	number of customers and strategic partners;

•	product features and quality;

•	time to implementation; and

•	customer service and support.

      We believe our solutions compete favorably in all of these aspects. The market in which we compete, however, is new and undergoing rapid growth and change. Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition and a larger installed base of customers than we have. In addition, many of our competitors have well-established relationships with our current and potential customers and have extensive knowledge of our industry. Consequently, our competitors may be able to respond more quickly to customer needs or offer competitive solutions on more favorable terms. Many current and potential competitors have established or may establish tactical or strategic relationships with each other or with third parties to increase their ability to address customer needs. As a result, new competitors or alliances among competitors may emerge and rapidly acquire significant market share. In addition, we expect industry consolidations to increase competition. We may not be able to maintain our competitive position against current and potential competitors.

Intellectual Property

      Our success depends on our ability to develop and protect our proprietary technology and intellectual property rights. We rely on a combination of contractual provisions, confidentiality procedures, trade secrets, and patent, copyright and trademark laws to protect our rights with respect to intellectual property. Generally, we require employees to sign employee agreements, through which they assign to us ownership of intellectual property developed while employed by us.

      We have an active patent program and encourage our entire staff to be aware of intellectual property issues. We have been granted one patent for technology within Enterworks Content Integrator and have two patents pending on our Enterworks Process Integrator technology. It is possible that no patent will be issued from our patent applications or that the patents that we have applied for, if issued, or any other patents we might obtain in the future, may be successfully challenged. It is also possible that we may not develop proprietary products or technologies that are patentable, that any patent issued to us may not provide us with any competitive advantages or that the patents of others will materially and adversely affect our business, operating results and financial condition.

      Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products and obtain and use information that we regard as proprietary. In addition, other parties may breach confidentiality agreements or other protective contracts we have entered into, and we may not be able to enforce our rights in the event of these breaches. Furthermore, we expect that we will increase our international operations in the future, and the laws of many foreign countries do not protect our intellectual property rights to the same extent as the laws of the United States.

      The software industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement and the violation of other intellectual property rights. Although we attempt to avoid infringing known proprietary rights of third parties in our product development efforts, we expect that we may be subject to legal proceedings and claims for alleged infringement by us or our licensees of third-party proprietary rights, such as patents, trademarks or copyrights, from time to time in the ordinary course of business. Any claims relating to the infringement of third-party proprietary rights, even if not meritorious, could result in costly litigation, divert management’s attention and resources, or require us to enter into royalty or license agreements which are not advantageous to us. In addition, parties making these claims may be able to obtain an injunction, which could prevent us from selling our products in the United States or abroad. Any of these results could harm our business. We may increasingly be subject to infringement claims as the number of products and competitors in our industry grows and functionalities of products overlap. Furthermore, former employers of our current and future employees may assert that our employees have improperly disclosed confidential or proprietary information to us.

      In addition, we license technology that is incorporated into our products from third parties, and any significant interruption in the supply or support of any licensed software could adversely affect sales, unless and until we can replace the functionality provided by this licensed software. For more information regarding our dependence on third-party technology, see “Risk Factors — We are dependent on third-party software incorporated in our products, and impaired relations with these third parties, errors in third-party software or inability to enhance the software over time could harm our business.”

Employees

      As of December 31, 1999, we had a total of 170 employees, of whom 62 were in research and development, 52 were in sales and marketing, 37 were in professional services and 19 were in corporate and business services functions. We believe that our future success will depend in part on our continued ability to attract and retain qualified personnel. Competition for these personnel is intense and there can be no assurance that we will be successful in attracting or retaining these personnel in the future. None of our employees is subject to a collective bargaining agreement. We consider our relations with our employees to be good.

Facilities

      We operate out of two primary locations, our 22,000 square foot headquarters in Ashburn, Virginia (20 miles west of Washington, D.C.) and a 6,600 square foot product development, support and services center in Pasadena, California. We also maintain sales offices in: Ashburn, Virginia; Chicago, Illinois; San Francisco, California; Phoenix, Arizona; and Raleigh, North Carolina. We lease this real estate directly or sublease it from Telos under leases that expire between 2000 and 2002. See “Certain Transactions.”

Legal Proceedings

      We are not currently subject to any material legal proceedings; however, we are from time to time a party to litigation arising in the ordinary course of business.

MANAGEMENT

Executive Officers, Directors and Other Key Employees

      The following table shows the name, age and position of each of our executive officers, directors and other key employees as of the date of this prospectus.

Name	Age	Position

Executive Officers and Directors

John B. Wood	36	Chief Executive Officer and Chairman of the Board of Directors

Robert W. Lewis	38	President, Chief Operating Officer and Director

Daniel P. McGrath	34	Vice President, Treasurer and Chief Financial Officer

Dee Ann Revere	42	Vice President, General Counsel and Secretary

David S. Aldrich	40	Director

Patrick J. McNeela	50	Director

Other Key Employees

Alan J. Bollinger	42	Chief Technology Officer

Jonathan D. Church	40	Vice President, Professional Services

Warren H. Jones	46	Vice President, Corporate Communications

Carolyn J. Parent	33	Vice President, Commercial Sales

Stephen G. Rice	42	Vice President, Product Development

John F. Salimbene	42	Vice President, Marketing

John T. Trauth	38	Vice President, Federal Sales

William E. Welch	32	Vice President, E-Alliances

      John B. Wood has served as the Chairman of Enterworks since January 1996 and as Chief Executive Officer of Enterworks since January 1997. He has also served as a director and as President and Chief Executive Officer of Telos since February 1994, after joining Telos as Executive Vice President in February 1992. Prior to joining Telos, Mr. Wood founded a boutique investment banking firm. Mr. Wood has a BA in Finance and Computer Science from Georgetown University.

      Robert W. Lewis has served as the President and Chief Operating Officer of Enterworks since January 1996 and as a director since January 2000. Prior to joining Enterworks, he was an employee of Telos for 11 years. At Telos, Mr. Lewis served in product development, operational and marketing roles. His most recent position was Director of Business Development. Mr. Lewis has a BBA in Information Technology from James Madison University and an MBA in Management and Marketing from George Mason University.

      Daniel P. McGrath has served as Vice President, Treasurer and Chief Financial Officer of Enterworks since August 1999. Previously, he was Vice President of Finance and Accounting for Telos which he joined in May 1998. Prior to joining Telos, Mr. McGrath served with Price Waterhouse LLP’s Technology Industry Group since 1987, most recently as a Senior Manager. He is a Certified Public Accountant and holds a BBA with a concentration in Accounting from the University of Notre Dame.

      Dee Ann Revere has served as Vice President, General Counsel of Enterworks since April 1999 and Secretary since October 1999. Ms. Revere joined Enterworks in January 1996 as Assistant General Counsel. Previously, she was Assistant General Counsel to Telos since May 1995. Prior to joining Telos, Ms. Revere was a trial lawyer with the law firm of Hazel &

Thomas, P.C. for six years. Ms. Revere holds a BA from Knox College and a JD from the George Mason University School of Law.

      David S. Aldrich has served as a director of Enterworks since January 2000. He is Vice President and Chief Operating Officer of Telos, which he joined in 1996 as Vice President of Corporate Development and Strategy. He became Chief Operating Officer in January of 1999. Prior to joining Telos, Mr. Aldrich was a partner in the Financial Advisory Service Group of Coopers & Lybrand which he joined in 1991. He holds an AB in Economics from Princeton University and an MBA from New York University.

      Patrick J. McNeela has served as a director of Enterworks since January 2000. He is Vice President, Private Equity Group, of General Electric Asset Management. Mr. McNeela has been affiliated with the General Electric Company for more than 18 years. He received a BA in Economics from Old Dominion University and an MBA from the Darden School at the University of Virginia.

      Alan J. Bollinger has served as Vice President, Chief Technology Officer since December 1999. Previously he was technical director and manager at Oracle Corporation from 1997 to 1999. Mr. Bollinger was with the Digital Equipment Corporation from 1986 to 1997, where he performed a wide variety of technical support roles. Mr. Bollinger holds a BS in Computer Science from the University of Maryland and an MS in Computer Science from Johns Hopkins University.

      Jonathan D. Church joined Enterworks in August 1998 as Vice President, Professional Services. Prior to joining Enterworks, Mr. Church was the Senior Director of Service Operations at Software AG of North America where he worked for 17 years. At Software AG of North America, Mr. Church held various positions including General Manager of the company’s Insight Consulting, Inc. subsidiary, which focused on process improvement and integration services. He studied Computer Science at the University of Denver.

      Warren H. Jones has been Vice President, Corporate Communications since August 1998 after joining Enterworks in February 1997 as Director of Corporate Communications. Mr. Jones worked previously for Relay Technology from 1994 to 1997. Mr. Jones holds a BS in Public Communications from Syracuse University and a JD degree from the University of Richmond School of Law.

      Carolyn J. Parent joined Enterworks in December 1997 as sales representative and has served as Vice President, Commercial Sales, since October 1998. Prior to joining Enterworks, Ms. Parent was with Computer Associates International, Inc. from 1993 to 1997, where she was Divisional Vice President of Sales for an eight-state region. From 1988 to 1993 she held sales and branch management positions with Versyss Inc. (formerly known as Contel), which provides healthcare software solutions to physicians in hospital markets. Ms. Parent holds a BA from Villanova University.

      Stephen G. Rice has been Vice President, Product Development since April 1999. He joined Enterworks in July 1998 as a Product Development Manager. From 1993 to 1998, Mr. Rice was Development Manager of Trusted Information Systems. Mr. Rice holds a degree in Economics from the University of Maryland.

      John F. Salimbene joined Enterworks as Vice President, Marketing, in January 2000. Mr. Salimbene came to Enterworks from MemorizeUSA, a startup company in the smart card software market where he served as President and Chief Operating Officer from May 1999. Mr. Salimbene was Vice President of Marketing and Sales for InLine Software Corporation, a Java Development company, from 1998 to 1999. He was Director of Marketing for Group 1 Software from 1996 to 1998 and served as Vice President of Sales and Marketing for OTG Software from 1995 to 1996. Prior to Oracle, he managed online communications and information services for ITT Dialcom/ British Telecom. Mr. Salimbene holds a BS in Management from Arizona State University.

      John T. Trauth joined Enterworks in April 1997 as a sales representative, and has served as Vice President, Federal Sales since October 1998. Mr. Trauth has also held sales management positions with a variety of hardware, software, and solutions companies. Prior to joining Enterworks, Mr. Trauth was district sales manager with the Advanced Programs Division of Oracle Corporation from June 1996 to April 1997, federal sales manager for Tektronix Inc. from May 1995 to June 1996 and director of federal sales for QMS Inc. from December 1994 to May 1995. Mr. Trauth holds a BS in Finance and Business Economics from Miami University, Ohio.

      William E. Welch joined Enterworks in December 1998 as Director of Civilian and Public Sector Sales and was promoted to Vice President, E-Alliances in January 2000. Prior to joining Enterworks, he served from 1997 to 1998 as regional manager for NetDynamics, an applications server company. From 1992 to 1997, Mr. Welch held various director level positions at Oracle Corporation. Mr. Welch holds a BS in Finance and Political Science from LaSalle University.

Board Structure

      Our board of directors currently consists of five members. Prior to the closing of this offering, the holders of our Series A convertible preferred stock were entitled to elect one director, and Telos was entitled to elect one director. The Series A convertible preferred stockholders elected Mr. McNeela, and Telos elected Mr. Aldrich. The holders of the convertible preferred stock and common stock, voting together as a single class, are entitled to elect the remaining directors. Upon the closing of this offering, these board representation rights terminate, and no stockholders will have special rights to elect directors.

      Our charter and bylaws provide that our board of directors is divided into three classes as nearly equal in size as possible with staggered three-year terms. The term of our Class I directors will expire at the annual meeting (or special meeting held in lieu of an annual meeting) of stockholders to be held in 2001; the term of office of our Class II directors will expire at the annual meeting (or special meeting held in lieu of an annual meeting) of stockholders held in 2002; and the term of our Class III directors will expire at the annual meeting (or special meeting held in lieu of an annual meeting) of stockholders held in 2003. At each annual meeting of stockholders, beginning with the 2001 annual meeting, the successors to the directors whose terms will then expire will be elected to serve from the time of their election and qualification until the third annual meeting following their election or until their successors have been duly elected and qualified, or until their earlier resignation or removal. Mr. McNeela has been designated as a Class I director. There is one Class I director vacancy. The board intends to fill that vacancy by March 31, 2000 with an independent director who also shall serve on the audit and compensation committees, but it has not identified a candidate at this time. Mr. Lewis has been designated as a Class II director, and Messrs. Wood and Aldrich have been designated as Class III directors. The classification of our board of directors could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of us.

Board Committees

      Our board of directors has a compensation committee, an audit committee and an executive committee.

      Compensation committee. The current members of our compensation committee are Messrs. Aldrich and McNeela. Mr. Aldrich is an affiliate of Telos. The compensation committee reviews and makes recommendations to the board of directors concerning salaries and incentive compensation for our officers and employees. The compensation committee also administers our stock option plans.

      Audit committee. The current members of our audit committee are Messrs. Aldrich and McNeela. Our audit committee reviews and monitors our financial statements and accounting practices, makes recommendations to our board of directors regarding the selection of independent auditors and reviews the results and scope of the audit and other services provided by our independent auditors.

      Executive committee. The current members of our executive committee are Messrs. Wood and Lewis. The executive committee makes decisions and recommendations to the board of directors on operational business matters and exercises the powers of the board of directors between meetings.

Compensation Committee Interlocks and Insider Participation

      Mr. Wood serves as a director of Telos and he has served as a member of its non-executive compensation committee. None of the members of our compensation committee has at any time since our formation been an officer or employee of Enterworks. No executive officer of Enterworks, other than Mr. Wood, serves, or in the past has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Director Compensation

      Our directors do not receive cash compensation for their services as directors but are reimbursed for their reasonable and necessary expenses in attending board and committee meetings.

      Each non-employee director who is or becomes a member of our board of directors will be granted an option to purchase shares of our common stock under the 2000 Stock Incentive Plan. Immediately following a non-employee director’s re-election to the board, the director will automatically be granted an additional option to purchase shares under that plan if the director has served continuously as a member of our board of directors since the date of the director’s initial grant. Each option will have an exercise price equal to the fair market value of our common stock on the date of grant and will have a ten-year term. Each of these options will vest ratably over a three-year period.

Executive Compensation

      The following table sets forth compensation awarded to, earned by or paid to our Chief Executive Officer and our three other executive officer. These individuals are referred to as the named executive officers in this prospectus.

Summary Compensation Table

				Long-Term and
		Annual Compensation		Other Compensation

					Securities
				All Other	Underlying
Name and Principal Position	Year	Salary	Bonus	Compensation(1)	Options

John B. Wood (2)	1999	$348,574	$—	$5,000	2,000,000
Chief Executive Officer and	1998	334,198	—	13,500	—
Chairman of the Board	1997	299,998	382,000	36,750	—
of Directors

Robert W. Lewis	1999	$128,446	$44,000	$11,000	301,000
President	1998	114,138	46,000	9,439	—
	1997	103,084	9,100	6,455	—

Daniel P. McGrath (3)	1999	$114,600	$—	$3,247	225,833
Vice President, Chief	1998	61,316	—	1,783	10,000
Financial Officer and	1997	—	—	—	—
Treasurer

Dee Ann Revere (4)	1999	$106,832	$—	$2,500	136,333
Vice President, General	1998	86,419	20,000	2,500	—
Counsel and Secretary	1997	76,579	37,500	2,375	—

(1)	Includes 401(k) Shared Savings Plan contributions and car allowances paid by Enterworks.

(2)	Represents Mr. Wood’s total compensation during 1997, 1998 and 1999, all of which was paid by Telos. A portion of this amount was allocated to Enterworks through general corporate overhead allocations based on agreements between the companies.

(3)	During 1998 and through August 1999, Mr. McGrath’s compensation was paid by Telos, which he joined in May 1998.

(4)	During 1997, 1998 and through March 1999, Ms. Revere’s compensation was paid by Telos.

Option Grants During 1999

      The following table provides information about stock option grants to the named executive officers who received options during fiscal year 1999.

      We have a right to repurchase the shares issued on exercise of these options upon termination of the optionee’s employment. This right will terminate upon the closing of this offering. All options were granted at an exercise price equal to the fair market value of our common stock, as determined by our board of directors on the date of grant. The 5% and 10% assumed annual rates of compounded stock price appreciation in the table below are required by rules of the Securities and Exchange Commission and do not represent our estimates or projections of our future stock prices.

					Potential Realizable
	Individual Grants				Value at Assumed
					Annual Rates
	Number of	Percent of			of Stock Price
	Shares	Total	Exercise		Appreciation for
	Underlying	Options	Price		Option Term
	Options	Granted to	Per	Expiration
Name	Granted	Employees	Share	Date	5%	10%

John B. Wood	2,000,000	24.8%	$0.77	8/31/09	$968,498	$2,454,363

Robert W. Lewis	301,000	3.7%	0.77	8/31/09	145,759	369,382

Daniel P. McGrath	200,833	2.5%	0.77	8/31/09	97,253	246,459
	25,000	0.3%	1.00	12/29/09	15,722	39,844

Dee Ann Revere	60,000	0.7%	0.77	4/1/09	29,055	73,631
	51,333	0.6%	0.77	8/31/09	24,858	62,995
	25,000	0.3%	1.00	12/29/09	15,722	39,844

1999 Year-End Option Values

      The following table provides information concerning the shares of common stock represented by outstanding stock options held by each of the named executive officers as of December 31, 1999. No named executive officers exercised stock options during 1999.

      The last two columns represent the difference between the fair market value of the shares as of December 31, 1999, and the exercise price of the option.

	Number of Shares
	Underlying Unexercised		Value of Unexercised
	Options at		In-the-Money Options at
	Fiscal Year End		Fiscal Year End

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

John B. Wood	2,060,000	—	$512,800	$—

Robert W. Lewis	601,000	—	333,230	—

Daniel P. McGrath	202,833	33,000	46,652	1,840

Dee Ann Revere	99,333	44,500	26,747	5,460

Employee Benefit Plans

  1996 Stock Option Plan

      Our 1996 Stock Option Plan, as amended, provides for the granting of either incentive stock options or non-qualified stock options to purchase shares of our common stock in order to provide incentives to employees, consultants and directors. The maximum number of shares of common stock that may be issued under the plan is 13,000,000. The plan allows participants to purchase our common stock at prices set by the board of directors, but in the case of incentive stock options not less than fair market value at the date the option is granted.

      Typically, options vest at an average rate of 20% to 25% each year. Vesting of stock options granted to founders and key employees is based on the passage of time but accelerates upon the occurrence of certain key events, including this offering or a change in control. Unexercised options expire ten years after the date of grant or in the case of some key employees and executive officers three years after the annual meeting of stockholders held following the closing of this offering unless otherwise specified by the board of directors. As of December 31, 1999, there were 10,169,798 outstanding options to purchase common stock pursuant to the 1996 Stock Option Plan and 2,570,902 additional shares reserved for issuance under the plan.

  2000 Stock Incentive Plan

      Our 2000 Stock Incentive Plan, which is subject to stockholder approval, provides for the granting of incentive stock options, non-qualified stock options and restricted stock, to provide incentives to employees, consultants and directors. We have reserved a total of 5,000,000 shares of common stock for issuance under the incentive plan. In addition, the plan provides for annual increases in the number of shares available for issuance under the plan on the first day of each fiscal year, beginning with the fiscal year 2001, equal to the lesser of 4% of the outstanding shares of common stock on the first day of the fiscal year, 1,500,000 shares, or such other amount as may be determined by the board of directors.

      Options granted under the incentive plan are granted on such terms and at such prices as are determined by the board of directors, except that the per share exercise price of options granted under the incentive plan cannot be less than the fair market value of the common stock on the date of the grant. Each option is exercisable after the period or periods specified in the option agreement. Options granted to an individual who owns 10% or more of the total combined voting power of all of our classes of stock must have an exercise price of at least 110% of the fair market value of the common stock on the date of the grant. The board of directors has the authority to amend or terminate the incentive plan, provided that no such amendment or termination may adversely affect the rights of the holder of any outstanding option without the consent of such holder and certain amendments are subject to stockholder approval.

  2000 Employee Stock Purchase Plan

      Our 2000 Employee Stock Purchase Plan, which is subject to stockholder approval, permits our employees to purchase shares of our common stock. A total of 1,000,000 shares of common stock is reserved for issuance under this plan. The purchase plan provides for annual increases in the number of shares available for issuance under the purchase plan on the first day of each fiscal year, beginning with the fiscal year 2001, equal to the lesser of 1.5% of the outstanding shares of common stock on the first day of the fiscal year, 250,000 shares, or such lesser amount as may be determined by the board. The board of directors or a committee appointed by the board of directors administers the purchase plan and has full and exclusive authority to interpret the terms of the purchase plan and determine eligibility. Employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted an option to purchase stock under the purchase plan if such employee:

•	immediately after grant would own stock possessing 5% or more of the total combined voting power or value of all classes of the capital stock of Enterworks; or

•	has rights to purchase stock under all of our employee stock purchase plans which accrue at a rate that exceeds $25,000 worth of stock or more than 1,000 shares for each calendar year.

  401(k) Shared Savings Plan

      We sponsor a defined contribution plan intended to qualify under Section 401(k) of the Internal Revenue Code. All employees are generally eligible to participate and may enter the 401(k) Shared Savings plan as of the first day of each month. Participants may make pre-tax contributions to the plan of up to 16% of their eligible pay, subject to a statutorily prescribed annual limit. We match one-half of the pre-tax participant contributions to the plan up to a maximum company contribution of 3% of a participant’s salary. Participants are fully vested in their contributions and the investment earnings; however, our matching contribution vests at a rate of 20% per year. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives.

  Employee of the Quarter Stock Awards

      Our management selects employees each quarter to receive a stock award of shares of our common stock in appreciation for that employee’s outstanding service and excellent job performance during the quarter because we believe it builds morale and improves employee retention rates. We intend to continue this practice following the offering by granting restricted stock under our 2000 Stock Incentive Plan.

Limitations of Liability and Indemnification Matters

      Our charter limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

      This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies, including injunctive relief or rescission. Our bylaws provide that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws would permit indemnification.

      We have entered into agreements to indemnify our directors and executive officers, in addition to indemnification provided for in our charter. These agreements, among other things, indemnify our directors and executive officers for specified expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by any person in any action or proceeding, including any action by us arising out of that person’s services as our director or executive officer, any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

      Presently, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, nor are we aware of any threatened litigation that might result in claims for indemnification.

CERTAIN TRANSACTIONS

Telos Relationship

      Prior to January 1, 1996, we operated as a division of Telos Corporation, an information technology company located in Ashburn, Virginia. On January 1, 1996, all of the division’s assets and liabilities were contributed by Telos to us in exchange for the issuance of 3,000,000 shares of our common stock, thereby making us a wholly-owned subsidiary of Telos. On June 14, 1996, we issued 24,000,000 additional shares of common stock to Telos.

      During 1996, we completed a private financing whereby $3,278,000 in principal amount of 8% subordinated notes were issued to investors, including members, directors, management and stockholders of Enterworks and Telos. In connection with the financing, we issued warrants to purchase 2,048,725 shares of our common stock. The warrants are vested, exercisable, have an exercise price of $1.00 per share and expire in 2006.

      As of August 31, 1999, Telos contributed 1,000,000 shares of our common stock to us. Simultaneously with this transaction, we issued options to purchase an aggregate of 1,000,000 shares of our common stock to six Telos executives who had made substantial contributions to our development. These options are vested, exercisable, have an exercise price of $0.77 per share and expire in August 2009.

      Telos has pledged its shares of our stock to Bank of America, N.A. as security for indebtedness. In the event that the bank declares a default, the bank has agreed to offer to sell the shares to us and to certain of our stockholders. In the event that we or our stockholders do not purchase the stock, the bank may sell the shares of our common stock to a third party to satisfy the indebtedness.

Private Placement of Series A Convertible Preferred Stock and Concurrent Transactions

      On December 30, 1999, we issued 21,739,127 shares of our Series A convertible preferred stock at $1.15 per share to investors in a private placement transaction.

      The following transactions with Telos and related entities were effected simultaneously with the closing of the private placement:

•	Our payable to Telos of $31,211,000 was reduced as follows:

•	We issued 4,000,000 shares of our common stock to Telos in exchange for a reduction of $4,000,000 of our payable to Telos;

•	Telos forgave $25,211,000 of our payable to Telos; and

•	The remaining $2,000,000 became a short-term payable to Telos which will be paid out of our first collections on accounts receivable this year.

•	We repurchased and retired 5,000,000 shares of our common stock owned by Telos at a price of $1.00 per share. We increased our convertible preferred stock offering size to raise the additional proceeds to fund this repurchase. In consideration for the increased offering size, Telos paid related cash fees of $303,000. Additionally, Telos contributed 210,912 shares of our common stock owned by Telos to our treasury to fund the issuance of warrants to the placement agent associated with the increased offering size.

•	We issued a warrant to acquire 350,000 shares of our common stock at an exercise price of $1.15 per share to Telos’ primary lender, Bank of America, N.A., in consideration for the consent of Bank of America to permit the private placement. These warrants are exercisable and expire in December 2002.

•	We repaid and converted $3,278,000 in principal amount of our 8% subordinated notes by exchanging $2,706,000 in principal amount of notes for shares of our common stock at an exchange ratio of one share of common stock for each $1.00 in principal amount of debt and by repaying the remaining principal amount of $572,000 in cash. The holders converting their notes forgave the accrued but unpaid interest on the debt.

•	We entered into investor rights agreements with the purchasers of our Series A convertible preferred stock, the holders of the shares of common stock received upon exchange of our 8% subordinated debt and the holders of warrants issued in connection with the private placement. See “Description of Capital Stock — Registration Rights.”

Business Relationships with Telos

      Prior to December 30, 1999, we operated as a controlled subsidiary of Telos. While operating as a majority-owned subsidiary, we entered into a number of agreements with Telos, as described below.

  Business Arrangements

      We have entered into agreements with Telos, whereby each company performs services as a subcontractor to the other. Our revenues under these subcontracting agreements were approximately $6,000, $638,000 and $245,000 in 1997, 1998 and 1999. For those agreements where Telos acted as a subcontractor to Enterworks, we incurred expenses of $17,000, $35,000 and $187,000 in 1997, 1998 and 1999.

      We have sold software licenses and support services to Telos as a customer and a reseller. The prices charged to Telos represented current market prices charged to unrelated entities. We had no revenues from these transactions with Telos in 1997, and we had $72,000 and $642,000 in revenues in 1998 and 1999.

  Services

      Prior to December 30, 1999, Telos provided certain services to us, which included general management, cash management, accounting and financial reporting, insurance, information technology, administration and human resources. Costs for these services were allocated to us based upon our usage of each service as a percentage of Telos’ consolidated usage. Our usage was generally determined on the basis of a specific measurement, such as headcount, number of transactions processed, or number of telephone, e-mail or network connections. Where no specific measurement was available, costs were based principally upon our total overhead costs as a percentage of the Telos consolidated overhead costs. The costs allocated to us were $452,000, $839,000 and $1,737,000 in 1997, 1998 and 1999. We have agreements with Telos to continue to receive some information technology, human resources and payroll services. We have the right to terminate these agreements at the end of their terms. We intend to reduce the scope of services and support from Telos as we provide these services ourselves or obtain them from other vendors.

  Facilities

      We sublease headquarters office space from Telos on a year-to-year basis. We pay rent, utilities and other costs for this space based upon the square footage occupied in relation to the total square footage of the facility. Our costs were $149,000, $159,000, and $220,000 in 1997, 1998 and 1999.

  Financial Arrangements

      Prior to our deconsolidation from Telos on December 30, 1999, our operational cash needs were funded primarily through cash advances from Telos. This payable to Telos bore interest at the prime rate plus 1.0%, which was 8.5% at December 31, 1999. In 1999, we paid interest to Telos of $2,498,000. As of December 31, 1999, we had short-term non-interest bearing accounts payable to Telos of $2.0 million, which we are repaying out of our first collection on accounts receivable in 2000.

      As a result of our being a member of Telos’ affiliated group for tax filing purposes prior to December 30, 1999, we and the other members of the group are jointly and severally liable for any federal income taxes assessed against the group for periods during which we were a member.

  Retirement Plan

      Prior to December 30, 1999, substantially all our full-time employees were eligible to participate in the Telos Shared Savings Plan. Enterworks matched one-half of participant contributions to the plan up to a maximum of 3% of a participant’s salary. Our contributions were $63,000, $63,000, and $93,000 in 1997, 1998 and 1999. We have established our own Shared Savings Plan. See “Management — 401(k) Shared Savings Plan.”

Indemnification Agreements

      We have entered into indemnification agreements with our officers and directors containing provisions which may require us to, among other things, indemnify our officers and directors against liabilities that may arise by reason of their status or service as officers or directors (other than liabilities arising from willful misconduct of a culpable nature) and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. See “Management — Limitation of Liability and Indemnification Matters” for more information on our indemnification obligations.

Future Affiliate Transactions

      All future transactions, including loans, between us and our officers, directors, principal stockholders and their affiliates, will be approved by a majority of the board of directors, including a majority of the independent and disinterested outside directors on the board of directors, and will be on terms determined by them to be no less favorable to us than could be obtained from unaffiliated third parties.

SECURITY OWNERSHIP OF DIRECTORS, OFFICERS AND PRINCIPAL STOCKHOLDERS

      The following table contains information regarding the beneficial ownership of our common stock as of December 31, 1999 by:

•	each person who we know to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of the named executive officers; and

•	all directors and executive officers as a group.

      This table lists ownership based on 49,323,975 shares of common stock. These shares include 27,584,848 shares of common stock outstanding as of December 31, 1999 and the 21,739,127 shares we will issue upon the conversion of our convertible preferred stock at completion of this offering. The “Percentage After Offering” column reflects the sale of                 shares of our common stock in this offering. Beneficial ownership is determined in accordance with the rules of the SEC. Options and warrants to purchase shares of our common stock that are exercisable within sixty days of the closing of this offering are deemed to be beneficially owned by the persons holding these options or warrants for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person’s ownership percentage.

      To the best of our knowledge, the persons named in this table have sole voting and investing power with respect to all of the shares of common stock held by them. Unless otherwise indicated the address for each stockholder on this table is c/o Enterworks, Inc., 19886 Ashburn Road, Ashburn, Virginia 20147.

	Shares Beneficially Owned			Options & Warrants to
				Purchase Shares Included
		Percentage	Percentage	in Beneficial Ownership
		Before	After
Beneficial Owner	Number	Offering	Offering	Options	Warrants

Telos Corporation(1)	17,153,059	34.8%		—	—
19886 Ashburn Road
Ashburn, VA 20147

John R.C. Porter(2)	5,670,580	11.3%		—	750,000
15 Berners Street
London SW1 9EA England

Chartwell Capital	4,347,826	8.8%		—	—
One Independent Drive, Suite 3120
Jacksonville, FL 32202

GE Asset Management	4,347,826	8.8%		—	—
3003 Summer Street
Stamford, CT 06905

Foreign & Colonial Ventures Limited(3)	3,252,668	6.6%		—	155,043
Berkeley Square House
Berkeley Square
London W1X 5PA England

Seligman New Technologies Fund, Inc.	2,747,826	5.6%		—	—
100 Park Avenue
New York, NY 10017

	Shares Beneficially Owned			Options & Warrants to
				Purchase Shares Included
		Percentage	Percentage	in Beneficial Ownership
		Before	After
Beneficial Owner	Number	Offering	Offering	Options	Warrants

Raptor Fund	2,598,261	5.3%		—	—
Tudor Investments
c/o Michael Flaherty
40 Rowes Wharf, 2nd Floor
Boston, MA 02110

Seligman Investment Opportunities	730,435	1.5%		—	—
(Master Fund — NTV Portfolio)
100 Park Avenue
New York, NY 10017

Directors and Executive Officers:

John B. Wood(4)	2,141,250	4.2%		2,060,000	31,250

Robert W. Lewis	601,000	1.2%		601,000	—

David S. Aldrich	562,500	1.1%		400,000	62,500

Patrick J. McNeela(5)	4,347,826	*

Daniel P. McGrath	202,833	*		202,833	—

Dee Ann Revere	99,333	*		99,333	—

All directors and executive officers as a group (6 persons)	7,954,742	15.1%		3,363,166	93,750

*	Represents less than 1% of the outstanding shares of common stock.

(1)	These shares are held by Telos Corporation, a California corporation and wholly owned subsidiary of Telos. Messrs. Porter, Wood and Aldrich and Foreign & Colonial Ventures Limited may be deemed to be affiliates of Telos based solely on our review of the reports filed by Telos with the SEC. Ownership of these 17,153,059 shares has not been attributed in the table to each individual affiliate of Telos, in the interest of clarity, nor have shares owned by affiliates of Telos been attributed to Telos.

(2)	Does not include 17,153,059 shares held by Telos. Mr. Porter beneficially owns 80.3% of Telos’ Class A common stock according to Telos’ SEC reports, but he does not exercise voting power over these shares pursuant to an agreement between him and Telos.

(3)	Does not include 17,153,059 shares held by Telos. Foreign & Colonial Ventures Limited beneficially owns 77.9% of Telos’ Class B common stock according to Telos’ SEC reports. Additionally, Foreign & Colonial Enterprise Trust beneficially owns 6.7% of Telos Class A common stock.

(4)	Does not include 17,153,059 shares held by Telos. Mr. Wood beneficially owns 7.5% of Telos’ Class A common stock according to Telos’ SEC reports.

(5)	Includes 4,347,826 shares of common stock held by GE Asset Management. Mr. McNeela disclaims beneficial ownership of the shares held by GE Asset Management, except to the extent of his proportionate pecuniary interest therein.

DESCRIPTION OF CAPITAL STOCK

      Immediately following the closing of this offering, the authorized capital stock of Enterworks will consist of 200,000,000 shares of common stock, par value $0.01 per share and 50,000,000 shares of preferred stock, par value $0.01 per share. As of December 31, 1999, and assuming the conversion of all outstanding shares of our convertible preferred stock into common stock upon the closing of this offering, there were outstanding 49,323,975 shares of common stock held of record by approximately 120 stockholders, and options to purchase 10,169,798 shares of common stock and warrants to purchase 3,453,285 shares of common stock.

Common Stockholders

      Dividend rights. Holders of our common stock are entitled to share ratably in any dividends declared by our board of directors, subject to any priority dividend rights of any preferred stock we have issued or may issue in the future. We do not intend to pay cash dividends on our common stock for the foreseeable future. This is because we need to retain our cash for working capital and to finance our planned growth. However, our board of directors is free to change our dividend policy in the future, based upon factors such as our results of operations, financial condition, cash flow, cash needs and future prospects.

      Voting rights. The holders of our common stock are entitled to one vote per share on all matters to be voted on by stockholders. Holders of our common stock are not entitled to accumulate their votes in the election of directors. Generally, all matters on which stockholders will vote must be approved by a majority of the votes entitled to be cast by all shares of common stock present in person or represented by proxy, subject to any voting rights granted to holders of any preferred stock. However, our charter includes some supermajority requirements, which we describe below in “Anti-Takeover Provisions of Charter Documents and Delaware Law.”

      No preemptive or similar rights. No shares of our common stock are subject to redemption by us. Holders of shares of our common stock do not have any preemptive rights to purchase additional shares of our common stock. All of our shares of our common stock to be outstanding after this offering will be validly issued, fully paid and nonassessable.

      Right to receive liquidation distributions. If we are liquidated, dissolved or wound up, we must first pay all amounts we owe our creditors and then pay the full amounts required to be paid to holders of any shares of our preferred stock then outstanding before we may make any payments to holders of shares of our common stock. All holders of shares of our common stock are entitled to share ratably in any assets available for distribution to them, after all of our creditors have been satisfied and we have paid the liquidation preferences of any of our preferred stock.

Preferred Stockholders

      Upon the closing of this offering, each of the 21,739,127 outstanding shares of convertible preferred stock will be converted into shares of our common stock.

      Following the offering, our board of directors will continue to have the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of preferred stock. However, the effects might include, among other things:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change in control of Enterworks without further action by the stockholders.

Warrants

      As of December 31, 1999, we had outstanding warrants to purchase a total of 2,048,725 shares of common stock at an exercise price of $1.00 per share and 1,404,560 shares at an exercise price of $1.15 per share. The warrants are exercisable and expire on July 11, 2006 and December 31, 2002.

Registration Rights

      Certain holders of our convertible preferred stock, common stock and warrants to purchase our common stock have rights with respect to the registration of their shares under the Securities Act for resale to the public. These rights are subject to lock-up arrangements with the representatives of the several underwriters in connection with this offering.

  Demand Registration Rights

      The investor rights agreement among us and the Series A convertible preferred stockholders permits the Series A convertible preferred stockholders to require us, on two occasions, whether or not we propose to register our common stock for sale, to register all or part of those stockholders’ common stock so long as the securities that would be covered by the registration statement have an aggregate gross offering amount of at least $5 million. In addition, we have entered into an investor rights agreement with some common stockholders of converted subordinated notes which requires us, on one occasion, whether or not we propose to register our common stock for sale, to register all or part of those stockholders’ common stock so long as the securities that would be covered by the registration statement have an aggregate gross offering amount of at least $5 million. We also have similar registration obligations to our warrantholders.

      If any registration involves an underwritten offering, the converted subordinated noteholders, warrantholders and Series A convertible preferred stockholders that wish to participate in that offering must notify us and, in the event that they participate, must enter into customary agreements with us and the underwriter. The underwritten offering will be subject to certain limitations and restrictions that may be imposed by the underwriters, including the right of the underwriters to exclude a portion of the securities owned by the converted subordinated noteholders, warrantholders and Series A convertible preferred stockholders from the offering.

      The investor rights agreements as well as the warrants we have issued, provide demand registration rights to the Series A convertible preferred stockholders, converted subordinated noteholders and warrantholders requiring us to register all or part of the registrable securities on Form S-3, provided that, among other things:

•	Form S-3 is available to us;

•	the offering price of the securities to be registered, together with securities held by other persons entitled to participate in the registration, meets certain thresholds; and

•	the board of directors determines that the registration would not be seriously detrimental to us and our stockholders at that time.

  Piggyback Registration Rights

      Under the investor rights agreements and warrants, the convertible preferred stockholders, converted subordinated noteholders and warrantholders have the right, subject to several exceptions and the lock-up agreements, to have their registrable securities included in any registration statement filed by us. Each convertible preferred stockholder, converted subordinated noteholder and warrantholder that wishes to participate in the offering must notify us that they want to participate and the underwriter may limit in whole or in part the inclusion of that holder’s registrable securities in the registration statement, as determined by the underwriters in their sole discretion.

      We are required to pay all expenses relating to any of these registrations other than underwriting discounts and commissions relating to shares sold by the convertible preferred stockholders, converted subordinated noteholders and warrantholders. The registration rights provided in the investor rights agreements extend for a period of three years following our initial public offering. The registration rights provided in the warrants extend for a period of ten years from the date the warrant was issued.

Co-Sale and Other Rights

      Telos and Mr. Wood, our Chief Executive Officer and Chairman, have granted co-sale rights to each holder of more than 500,000 shares of the Series A convertible preferred stock in the event that Telos or Mr. Wood intends to sell an amount or type of equity securities held by them under certain circumstances. Upon closing of this offering, these rights will terminate.

Anti-Takeover Provisions of Charter Documents and Delaware Law

      Some provisions of Delaware law and our charter and bylaws could make the following more difficult:

•	acquisition of Enterworks by means of a tender offer;

•	acquisition of Enterworks by means of a proxy contest or otherwise; or

•	removal of Enterworks’ incumbent officers and directors.

      These provisions, summarized below, are expected to discourage some types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging proposals because negotiation of these proposals could result in an improvement of their terms.

  Election and Removal of Directors

      Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, with our stockholders electing one class each year. See “Management-Board Structure.” This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.

  Stockholder Meetings

      Under our bylaws, only the board of directors, the chairman of the board and the president may call special meetings of stockholders.

  Delaware Anti-Takeover Law

      Section 203 of the Delaware General Corporation Law, an anti-takeover law, applies to us. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the “business combination” or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

  Elimination of Stockholder Action by Written Consent

      Following this offering, our charter will eliminate the right of stockholders to act by written consent without a meeting.

  No Cumulative Voting

      Our charter does not provide for cumulative voting in the election of directors.

  Undesignated Preferred Stock

      The authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of us.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is Chase Mellon Shareholder Services, L.L.C.

SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices. As described below, no shares currently outstanding will be available for sale immediately after this offering because of contractual restrictions on resale. Sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and impair our ability to raise equity capital in the future.

      Upon completion of this offering,                shares of our common stock will be outstanding. Of these shares, the                shares to be sold in this offering (               shares if the underwriters’ over-allotment option is exercised in full) will be freely tradable in the public market without restriction under the Securities Act, unless the shares are held by our “affiliates” as that term is defined in Rule 144 under the Securities Act.

      The remaining                shares outstanding upon completion of this offering will be “restricted securities” as that term is defined under Rule 144. We issued and sold these restricted securities in private transactions in reliance on exemptions from registration under the Securities Act. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, as summarized below.

      Our directors, officers and substantially all of our stockholders have entered into lock-up agreements in connection with this offering generally providing that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of 180 days after the date of this prospectus without the prior written consent of Deutsche Bank Securities Inc. Notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, shares subject to lock-up agreements will not become eligible for resale until these agreements expire or are waived by Deutsche Bank Securities Inc.

      Taking into account the lock-up agreements, and assuming Deutsche Bank Securities Inc. does not release stockholders from these agreements, the following shares will be eligible for sale in the public market at the following times:

•	beginning on the effective date of this prospectus, only the shares sold in the offering will be immediately available for sale in the public market;

•	beginning 180 days after the effective date, approximately shares will be eligible for sale under Rule 701, approximately additional shares will be eligible for sale under Rule 144(k) and approximately additional shares will be eligible for sale under Rule 144; and

•	between 180 days and 365 days after the effective date, approximately shares will be eligible for sale under Rule 144 at various times.

Rule 701

      Following the expiration of the lock-up period, shares issued upon exercise of options we granted prior to the date of this prospectus will also be available for sale in the public market pursuant to Rule 701 under the Securities Act. Rule 701 permits resales of these shares beginning 90 days after the date of this prospectus by persons other than affiliates.

Rule 144

      Generally, after the expiration of the lock-up period, Rule 144 provides that a person who has beneficially owned restricted shares for at least one year is entitled to sell in the open market in brokers’ transactions within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the then outstanding shares of our common stock; or

•	the average weekly trading volume in our common stock on the open market during the four calendar weeks preceding such sale.

Sales under Rule 144 are also subject to post-sale notice requirements and the availability of current public information about us.

Rule 144(k)

      Under Rule 144(k), a person who has not been our affiliate at any time during the three months before a sale and who has beneficially owned the shares proposed to be sold for at least two years can sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

      Sales of substantial amounts of our common stock in the open market, or their availability for sale, could adversely affect the price of our common stock. Our affiliates would be subject to the restrictions of Rule 144 described above, other than the one-year holding period requirement.

Stock Options

      We have reserved 2,570,902 and 5,000,000 shares of our common stock for future issuance under our 1996 Stock Option Plan and our 2000 Stock Incentive Plan. We intend to file a registration statement on Form S-8 covering the issuance of all shares under these plans. Accordingly, any shares issued under this plan will be freely tradable, subject to the restrictions on resale by affiliates under Rule 144.

Registration Rights

      At any time more than six months after the closing of this offering, the holders of                shares of our common stock issued upon conversion of our convertible preferred stock and subordinated notes and warrants to acquire common stock, or their transferees, will be entitled to rights to register their shares under the Securities Act. See “Description of Capital Stock — Registration Rights.” After registration, these shares could be sold without restriction under the Securities Act.

Warrants

      As of December 31, 1999, we had outstanding warrants to purchase 3,453,285 shares of common stock. When these warrants are exercised and the exercise price is paid in cash the shares must be held for one year before they can be sold under Rule 144. These warrants also contain “net exercise provisions.” These provisions allow a holder to exercise the warrant for a lesser number of shares of common stock in lieu of paying cash. The shares of common stock issued in a “net exercise” could be publicly sold under Rule 144 immediately after exercise, subject to the 180-day lock-up period.

UNDERWRITING

      Subject to the terms and conditions of the underwriting agreement, the underwriters named below through their representatives Deutsche Bank Securities Inc., J.P. Morgan Securities Inc. and SoundView Technology Group, Inc. have severally agreed to purchase from us the following respective number of shares of common stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus.

Underwriter	Number of Shares

Deutsche Bank Securities Inc.

J.P. Morgan Securities Inc.

SoundView Technology Group, Inc.

Total

      The underwriting agreement provides that the obligations of the underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all shares of the common stock offered hereby, other than those covered by the over-allotment option described below, if any of these shares are purchased.

      The underwriters propose to offer the shares of common stock to the public at public offering price set forth on the cover page of this prospectus and to dealers at a price that represents a concession not in excess of $     per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $ per share to other dealers. After the initial public offering, representatives of the underwriters may change the offering price and other selling items.

      We have granted the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to                additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered hereby. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered hereby. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which these shares are being offered.

      A prospectus in electronic format is being made available on an Internet Web site maintained by Wit Capital Corporation. In addition, other dealers purchasing shares from Wit SoundView in this offering have agreed to make a prospectus in electronic format available on Web sites maintained by each of these dealers. Other than the prospectus in electronic format, the information on Wit Capital’s Web site and any information contained on any other Web site maintained by Wit Capital is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

      The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is      % of the initial public offering price. We have agreed to pay the underwriters the following fees, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

		Without Exercise of	With Full Exercise
		Over-Allotment	of Over-Allotment
	Fee Per Share	Option	Option

Fees paid by Enterworks

      In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $          .

      We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

      Each of our officers and directors and substantially all of our stockholders and holders of options and warrants to purchase our stock, have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any portion of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 180 days after the effective date of the registration statement, of which this prospectus is a part, without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice. We have entered into a similar agreement with the representatives of the underwriters. There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

      The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

      In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our common stock. Specifically, the underwriters may over-allot shares of our common stock in connection with this offering, thus creating a short position in our common stock for their own account. A short position results when an underwriter sells more shares of common stock than that underwriter is committed to purchase. Additionally, to cover these over-allotments or to stabilize the market price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. Finally, the representatives, on behalf of the underwriters, may also reclaim selling concessions allowed to an underwriter or dealer if the underwriting syndicate repurchases shares distributed by that underwriter or dealer. Any of these activities may maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. These transactions may be effected on the Nasdaq National Market or otherwise. The underwriters are not required to engage in these activities and, if commenced, may end any of these activities at any time.

      At our request, the underwriters have reserved for sale, at the initial public offering price, up to                shares for our vendors, employees, family members of employees, customers and other third parties. The number of shares of our common stock available for sale to the general public will be reduced to the extent these reserved shares are purchased. Any reserved shares that are not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares in this offering.

      Deutsche Bank Securities Inc. served as our placement agent in connection with the private placement in December 1999 of our Series A convertible preferred stock and was paid a cash placement agent fee. Deutsche Bank Securities Inc. also received a warrant for the purchase of 1,054,560 shares of our common stock. In addition, in the private placement seven individuals associated with Deutsche Bank Securities Inc. purchased 124,139 shares of our convertible preferred stock for an aggregate purchase price of $142,760. These individuals purchased the convertible preferred stock on the same terms as the other investors in the private placement. Each share of convertible preferred stock will convert automatically upon the closing of this offering into one share of our common stock.

Pricing of this Offering

      Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock has been determined by negotiation among us and the representatives of the underwriters. Among the primary factors considered in determining the public offering price were:

•	prevailing market conditions;

•	our results of operations in recent periods;

•	the present stage of our development;

•	the market capitalization and stages of development of other companies that we and the representatives of the underwriters believe to be comparable to our business; and

•	estimates of our business potential.

LEGAL MATTERS

      The validity of the shares of common stock we are offering will be passed upon for us by our counsel, Hogan & Hartson L.L.P., Baltimore, Maryland. Some legal matters related to this offering will be passed upon for the underwriters by their counsel, Wilmer, Cutler & Pickering, Washington, D.C.

EXPERTS

      The financial statements of Enterworks, Inc. as of December 31, 1998 and 1999, and for the years ended December 31, 1997, 1998 and 1999, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

ADDITIONAL INFORMATION

      We have filed a registration statement on Form S-1 with the SEC under the Securities Act covering the shares of common stock offered by this prospectus. This prospectus does not contain all the information we included in the registration statement and the exhibits and schedules we attached to it. For further information about us and the shares we offered by this prospectus, you should review this registration statement and the exhibits and schedules attached to it. A copy of the registration statement, including the exhibits and schedules, may be read and copied at the SEC’s Public Reference Room at 450 Fifth Street, NW, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Also, the SEC maintains an Internet site at www.sec.gov, from which you can electronically access the registration statement, including the exhibits and schedules attached to it.

      As a result of this offering, we will become subject to the full informational requirements of the Securities Exchange Act of 1934. We will fulfill these requirements by filing periodic reports and other information with the SEC. We intend to furnish stockholders with annual reports containing consolidated financial statements certified by an independent public accounting firm.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of Enterworks, Inc.

      In our opinion, the accompanying balance sheets and the related statements of operations, of changes in stockholders’ deficit and of cash flows present fairly, in all material respects, the financial position of Enterworks, Inc. at December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

McLean, Virginia

March 6, 2000

ENTERWORKS, INC.

BALANCE SHEETS

			Pro Forma
	December 31,		Stockholders’ Equity at
			December 31,
	1998	1999	1999

			(unaudited)

ASSETS

Current assets:

Cash and cash equivalents	$—	$18,684,633

Accounts receivable, net	3,122,248	7,128,563

Deferred income taxes	722,648	—

Other current assets	31,082	20,000

Total current assets	3,875,978	25,833,196

Property and equipment, net	805,433	983,304

Software development costs, net	1,841,670	994,078

Deferred income taxes	467,018	—

Prepaid licenses and other assets	318,631	409,196

Total assets	$7,308,730	$28,219,774

LIABILITIES, MANDATORILY REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ (DEFICIT) EQUITY

Current liabilities:

Accounts payable	$1,047,092	$2,904,809

Accrued compensation and benefits	1,057,745	2,454,538

Payable to Telos	—	2,000,000

Deferred revenues	499,440	1,406,537

Interest payable on senior subordinated notes payable	73,478	—

Other current liabilities	17,773	206,943

Total current liabilities	2,695,528	8,972,827

Deferred income taxes	735,563	—

Payable to Telos	18,205,823	—

Senior subordinated notes payable	2,723,246	—

Total liabilities	24,360,160	8,972,827

Commitments

Mandatorily redeemable preferred stock:

Series A convertible preferred stock, $0.01 par value; 0 and 21,739,127 shares authorized, issued and outstanding, actual; none outstanding, pro forma	—	22,773,049

Stockholders’ (deficit) equity:

Common stock, $0.01 par value; 50,000,000 and 75,000,000 shares authorized, actual; 200,000,000 shares authorized, pro forma; 27,181,000 and 27,584,848 shares issued and outstanding, actual; 49,323,975, shares issued and outstanding, pro forma	271,810	275,848	$493,240

Capital in excess of par	942,746	33,513,814	56,069,471

Accumulated deficit	(18,265,986)	(37,315,764)	(37,315,764)

Total stockholders’ (deficit) equity	(17,051,430)	(3,526,102)	$19,246,947

Total liabilities, mandatorily redeemable preferred stock and stockholders’ (deficit) equity:	$7,308,730	$28,219,774

The accompanying notes are an integral part of these financial statements.

ENTERWORKS, INC.

STATEMENTS OF OPERATIONS

	Year Ended December 31,

	1997	1998	1999

Revenues:

Licenses	$1,446,155	$3,481,104	$7,457,333

Services and support	1,956,145	3,592,500	4,718,280

Total revenues	3,402,300	7,073,604	12,175,613

Cost of revenues:

Licenses	1,451,223	2,606,862	2,870,146

Services and support	2,083,309	2,923,192	4,670,173

Total cost of revenues	3,534,532	5,530,054	7,540,319

Gross (loss) profit	(132,232)	1,543,550	4,635,294

Operating expenses:

Sales and marketing	3,728,312	4,903,528	10,507,158

Research and development	696,010	4,398,886	7,205,457

General and administrative	898,187	2,032,293	3,883,535

Write-off of software development costs	448,426	1,742,947	—

Total operating expenses	5,770,935	13,077,654	21,596,150

Operating loss	(5,903,167)	(11,534,104)	(16,960,856)
Interest expense	1,449,396	2,141,886	3,573,693

Loss before income taxes	(7,352,563)	(13,675,990)	(20,534,549)

Income tax benefit	(2,908,196)	(4,946,392)	(6,516,996)

Net loss	$(4,444,367)	$(8,729,598)	$(14,017,553)

Basic and diluted net loss per common share	$(0.16)	$(0.32)	$(0.52)

Weighted average number of common shares	27,086,463	27,169,070	27,045,516

The accompanying notes are an integral part of these financial statements.

ENTERWORKS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

	Common Stock				Total
			Capital in	Accumulated	Stockholders’
	Shares	Amount	excess of par	Deficit	Deficit

Balance, December 31, 1996	27,000,000	$270,000	$921,926	$(5,092,021)	$(3,900,095)

Issuance of common stock upon exercise of options	163,000	1,630	17,930	—	19,560

Net loss	—	—	—	(4,444,367)	(4,444,367)

Balance, December 31, 1997	27,163,000	271,630	939,856	(9,536,388)	(8,324,902)

Issuance of common stock upon exercise of options and grant of stock awards	64,500	645	8,005	—	8,650

Repurchase and retirement of common stock	(46,500)	(465)	(5,115)	—	(5,580)

Net loss	—	—	—	(8,729,598)	(8,729,598)

Balance, December 31, 1998	27,181,000	271,810	942,746	(18,265,986)	(17,051,430)

Issuance of common stock upon exercise of options and grant of stock awards	35,300	353	18,378	—	18,731

Repurchase and retirement of common stock	(126,500)	(1,265)	(13,915)	(82,225)	(97,405)

Issuance of common stock warrants	—	—	238,775	—	238,775

Non-cash stock-based compensation	—	—	108,239	—	108,239

Issuance of common stock upon conversion of senior subordinated notes payable	2,705,960	27,059	2,733,465	—	2,760,524

Contribution and retirement of shares owned by Telos	(1,210,912)	(12,109)	12,109	—	—

Issuance of common stock in exchange for reduction of payable to Telos	4,000,000	40,000	3,960,000	—	4,000,000

Contribution of payable to Telos	—	—	25,210,831	—	25,210,831

Repurchase and retirement of shares owned by Telos	(5,000,000)	(50,000)	—	(4,950,000)	(5,000,000)

Contribution of offering costs by Telos	—	—	303,186	—	303,186

Net loss	—	—	—	(14,017,553)	(14,017,553)

Balance, December 31, 1999	27,584,848	$275,848	$33,513,814	$(37,315,764)	$(3,526,102)

The accompanying notes are an integral part of these financial statements.

ENTERWORKS, INC.

STATEMENTS OF CASH FLOWS

	Year Ended December 31,

	1997	1998	1999

Cash flows from operating activities:

Net loss	$(4,444,367)	$(8,729,598)	$(14,017,553)

Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation	316,149	471,664	604,390

Amortization of software development costs	758,861	1,859,855	1,645,550

Write-off of software development costs	448,426	1,742,947	—

Non-cash stock-based compensation	—	—	108,239

Accretion of subordinated notes payable	142,176	166,632	554,714

Deferred income taxes	719,103	(1,622,318)	454,103

Changes in assets and liabilities:

Accounts receivable, net	(1,244,926)	(1,067,052)	(4,006,315)

Other current assets	(10,800)	(20,282)	11,082

Prepaid licenses	279,777	(31,042)	16,327

Other assets	(73,608)	(67,622)	(106,892)

Accounts payable	23,496	773,445	1,857,717

Accrued compensation and benefits	172,246	438,054	1,396,793

Payable to Telos	—	—	2,000,000

Deferred revenues	12,427	282,064	907,097

Interest payable	270,870	(312,712)	(18,914)

Other current liabilities	50,840	(33,067)	189,170

Net cash used in operating activities	(2,579,330)	(6,149,032)	(8,404,492)

Cash flows from investing activities:

Net purchases of property and equipment	(479,737)	(593,448)	(782,261)

Investment in software products	(3,083,441)	(2,040,488)	(797,958)

Net cash used in investing activities	(3,563,178)	(2,633,936)	(1,580,219)

Cash flows from financing activities:

Repayment of subordinated debt	—	—	(572,000)

Change in net payable to Telos	6,122,948	8,779,898	11,005,008

Contribution of offering costs by Telos	—	—	303,186

Repurchase and retirement of common stock	—	(5,580)	(5,097,405)

Proceeds from issuance of common stock	19,560	8,650	18,731

Proceeds from issuance of Series A preferred stock	—	—	24,999,996

Offering costs of Series A preferred stock	—	—	(1,988,172)

Net cash provided by financing activities	6,142,508	8,782,968	28,669,344

Net change in cash and cash equivalents	—	—	18,684,633

Cash and cash equivalents, beginning of period	—	—	—

Cash and cash equivalents, end of period	$—	$—	$18,684,633

Non-cash financing activity:

Issuance of common stock upon conversion of senior subordinated notes payable	$—	$—	$2,760,524

Issuance of common stock in exchange for reduction of payable to Telos	—	—	4,000,000

Contribution of payable to Telos	—	—	25,210,831

Issuance of common stock warrants	—	—	238,775

Contribution and retirement of shares owned by Telos	—	—	12,109

The accompanying notes are an integral part of these financial statements.

ENTERWORKS, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1.  The Company

      Enterworks, Inc., (“Enterworks”), a Delaware corporation, develops, markets and supports a software framework that integrates content and processes for companies seeking to participate in e-business. Enterworks targets operators and users of e-marketplaces and portals. E-marketplaces and portals are Web-based destinations where employees, customers, partners and suppliers can interact to obtain information about products and services and conduct business efficiently. Enterworks’ products enable customers to build or join e-marketplaces or portals, add new content and e-business participants and automate the end-to-end processes required for e-business interaction. In addition, Enterworks’ products complement and leverage companies’ investments in technology infrastructure, such as packaged or custom-built applications, information databases and integration systems.

      Enterworks delivers its products through a direct sales force and strategic partners, which include traditional system integrators, e-business professional services companies and other software vendors and technology partners. Current customers include financial, manufacturing, government, healthcare and telecommunications enterprises, as well as professional services providers.

      Prior to January 1, 1996, Enterworks was a division of Telos Corporation (“Telos”). Enterworks was organized as a wholly owned subsidiary of Telos on January 1, 1996, and all of the division’s assets and liabilities were transferred at historical book value by Telos to Enterworks in exchange for 3,000,000 shares of Enterworks’ common stock. In June 1996, Telos increased the number of shares available for issuance to 50,000,000 and increased its holdings to 27,000,000 shares of common stock. On December 30, 1999, through the issuance of Series A preferred stock and a series of concurrent transactions, the Telos voting interest in Enterworks was reduced to 34.8%, a non-controlling position, and accordingly Enterworks was deconsolidated (see Note 7).

Note 2.  Summary of Significant Accounting Policies

  Revenue Recognition:

      Revenue is generated from software licenses, support and services. License revenue is recognized when an agreement is signed, delivery of the product has occurred, no significant obligations remain, the fee is fixed or determinable, collection of the resulting receivable is probable and, if required by the contract terms, acceptance criteria are met. For contracts with multiple elements (e.g., product licenses, support, installation and other services), revenue is allocated to each component of the contract based on objective evidence of the element’s fair value. Revenue from support is recognized ratably over the term of the related agreement, generally one year. Revenue from consulting and training services is recognized over the period that the services are performed. Enterworks does not provide for specific product upgrades.

      Enterworks recognizes revenue in accordance with the provisions of Statements of Position (SOP) No. 97-2 and 98-4, “Software Revenue Recognition.” In December 1998, the AICPA issued SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions.” SOP 98-9 requires revenue to be recognized using the “residual method” if certain conditions are met. This approach results in contract discounts being applied to the license with no such allocation to deferred support elements. Enterworks has adopted the provisions of SOP 98-9 for the year ended December 31, 1999. The adoption of SOP 98-9 did not have a significant effect on Enterworks’ results of operations.

ENTERWORKS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

      Deferred revenues relate primarily to support arrangements and are recorded when customer payments are received in advance of the performance of the related services.

  Cost of Revenues:

      Cost of license revenues includes costs associated with royalties for third-party embedded software, distribution of software and related indirect costs, as well as the amortization of capitalized software development costs. Cost of services and support revenues primarily includes salaries and related expenses for the services and support organization, costs of third parties contracted to provide services to customers, related indirect costs and, to a lesser extent, amortization of capitalized software development costs associated with support.

  Software Development Costs:

      Statement of Financial Accounting Standards No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed,” requires capitalization of certain software development costs incurred subsequent to technological feasibility and prior to general release to customers. Based upon Enterworks’ development process, technological feasibility is established upon completion of a working model, which includes activities necessary to demonstrate design specifications and technical performance requirements.

      Enterworks expenses research and development costs incurred in connection with software development projects until technological feasibility is established. All costs thereafter are capitalized until general release of the related software product.

      Capitalized costs are amortized over the estimated product life, which is generally three years or less. The net realizable value of capitalized software development costs is periodically evaluated based on the estimated future gross revenues from a product, net of the estimated costs of completing and disposing of the product. When net amounts capitalized exceed net realizable value, a loss is recognized. During 1997 and 1998, Enterworks wrote off $448,000, and $1,743,000, respectively, in connection with net realizable value adjustments. No net realizable value adjustments were made during 1999 in connection with capitalized software development costs.

  Cash and Cash Equivalents:

      Enterworks considers investments that are readily convertible to known amounts of cash and with an original or remaining maturity of three months or less to be cash equivalents. Prior to the December 1999 deconsolidation from Telos, Enterworks’ operational cash requirements were funded by Telos.

  Prepaid Licenses:

      Prepaid licenses consist principally of licenses acquired for externally developed software embedded in Enterworks’ products, and are charged to cost of sales as the licenses are used to generate revenue, or over an estimated two year life, if the resulting amortization is greater. Enterworks periodically evaluates the remaining units of each software license to determine that such licenses are stated at the lower of cost or net realizable value.

  Property and Equipment:

      Property and equipment is stated at historical cost, net of accumulated depreciation. Depreciation is computed using the straight-line method based on the estimated useful lives

ENTERWORKS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

of the assets, which range from three to five years. Repairs and maintenance are expensed as incurred. At the time of retirement or other disposal of property and equipment, the cost and related accumulated depreciation are removed from their respective accounts and any resulting gain or loss is recorded. Long-lived assets are reviewed for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be recoverable. No such impairments have been identified to date.

  Mandatorily Redeemable Preferred Stock:

      Enterworks carries its mandatorily redeemable preferred stock at original issue price with periodic adjustments to accrete the carrying value to its redemption value by the earliest possible date of stockholder initiated redemption (see Note 6).

  Stock-Based Compensation:

      Enterworks accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 (APB 25), “Accounting for Stock Issued to Employees,” and related interpretations. Under APB 25, compensation cost is measured as the excess, if any, of the deemed fair market value of Enterworks’ common stock at the date of grant over the exercise price of the option granted. Compensation cost, if any, is recognized over the vesting period. Enterworks provides additional pro forma disclosures as required under Statement of Financial Accounting Standards No. 123 (SFAS 123), “Accounting for Stock-Based Compensation” (see Note 7).

  Income Taxes:

      Deferred tax assets and liabilities are recognized for the estimated future tax consequences of temporary differences and income tax credits. Temporary differences are primarily the result of the differences between the tax bases of assets and liabilities and their financial reporting amounts. Deferred tax assets and liabilities are measured by applying enacted statutory tax rates applicable to the future years in which deferred tax assets or liabilities are expected to be realized. As of December 31, 1999, Enterworks has provided a full valuation allowance against its net deferred tax assets. Management believes it is more likely than not that some portion or all of the deferred tax asset will not be realized.

      Prior to December 30, 1999, under its tax allocation agreement with Telos, Enterworks computed its separate tax liability and paid such amount, if any, to Telos. In addition, the agreement provided that Telos compensate Enterworks for any net operating losses or tax credits generated by Enterworks, when such losses or credits were utilized by Telos. Through December 30, 1999, Enterworks had no separate tax liability due to Telos. The income tax benefits reflected in the accompanying statements of operations relate to Telos’ utilization of net operating losses generated by Enterworks through the December 30, 1999 deconsolidation (see Note 11).

  Comprehensive Income:

      Comprehensive income includes changes in equity (net assets) during a period from non-owner sources. Enterworks has no comprehensive income components other than its net loss.

ENTERWORKS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

  Net Loss per Share:

      Basic net loss per share is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net loss per share is computed giving effect to all potential common shares, including options, warrants and convertible preferred stock, except if the effect would be anti-dilutive.

  Pro Forma Stockholders’ Equity (unaudited):

      Upon the closing of Enterworks’ initial public offering, the outstanding shares of Series A preferred stock will convert into 21,739,127 shares of common stock. The pro forma effects of these transactions are unaudited and have been reflected in the accompanying pro forma stockholders’ equity data at December 31, 1999.

  Concentration of Credit Risk:

      Enterworks maintains its cash and cash equivalents in accounts with major financial institutions in the United States which, at times, may exceed federally insured limits. Enterworks has not experienced any losses on such deposits.

      Accounts receivable consist principally of amounts due from large, credit-worthy companies. Enterworks performs ongoing credit assessments of its customers, and collateral is not required. Enterworks records an allowance for doubtful accounts for credit losses at the end of each period based on an analysis of individual aged accounts receivable balances. Enterworks has not experienced significant losses related to uncollectible receivables.

      Enterworks derives all of its license and service and support revenues from its two products. The following table sets forth customers comprising 10% or more of revenue for each of the periods presented.

	Year Ended December 31,

Customer	1997	1998	1999

A	16%	*	*

B	15%	*	*

C	12%	*	*

D	11%	*	*

E	*	27%	*

F	*	11%	*

G	*	*	20%

H	*	*	10%

*	Represents less than 10%

     As of December 31, 1998, Customer E’s receivable balance to Enterworks represented 61% of total accounts receivable. As of December 31, 1999, Customer H’s receivable balance represented 21% of total accounts receivable. No other customer represented greater than 10% of accounts receivable as of December 31, 1998 or 1999.

      Sales to the government and public sector accounted for 50.7%, 70.4%, and 42.6% of total revenues during the years ended December 31, 1997, 1998, and 1999, respectively. Sales to the healthcare sector accounted for 10.1% and 15.6% of total revenues during the years ended December 31, 1998 and 1999, respectively.

ENTERWORKS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

  Fair Value of Financial Instruments:

      The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to the relatively short maturity of those instruments.

  Reclassifications:

      Certain prior period information has been reclassified to conform with the current period presentation.

  Use of Estimates:

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates include allowances for doubtful accounts receivable, valuation allowances for deferred tax assets and the value of Enterworks’ capital stock. Actual results could differ from those estimates.

  Recent Accounting Pronouncements:

      In 1999, Enterworks adopted SOP 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” which provides guidance on accounting for the costs of computer software developed or obtained for internal use. SOP 98-1 was effective for fiscal years beginning after December 15, 1998. The adoption of SOP 98-1 did not have a material impact on Enterworks’ results of operations.

      In June 1998, the FASB issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS 133, as amended by SFAS 137, “Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FASB Statement No. 133, an amendment of FASB Statement No. 133,” is effective for all quarters of Enterworks’ year ending December 31, 2001. Enterworks currently does not engage or plan to engage in the use of derivative instruments, and does not expect SFAS 133 to have a material impact on the results of operations.

Note 3.  Accounts Receivable

      Accounts receivable consist of the following as of December 31:

	1998	1999

Accounts receivable:

Billed	$467,802	$4,763,182

Unbilled	2,684,398	2,613,556

	3,152,200	7,376,738

Allowance for doubtful accounts	(29,952)	(248,175)

	$3,122,248	$7,128,563

ENTERWORKS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

      Enterworks recorded $9,000, $30,000 and $218,000 in bad debt expense during the years ended December 31, 1997, 1998 and 1999, respectively.

Note 4.  Property and Equipment

      Property and equipment consists of the following as of December 31:

	1998	1999

Furniture and equipment	$2,044,433	$2,783,005

Less: accumulated depreciation	(1,239,000)	(1,799,701)

	$805,433	$983,304

      Enterworks recorded $316,000, $472,000, and $604,000, in depreciation expense during the years ended December 31, 1997, 1998 and 1999, respectively.

Note 5.  Senior Subordinated Notes Payable

      During 1996, Enterworks completed a private financing whereby $3,278,000 of 8% subordinated notes payable were issued. Of the senior subordinated notes payable, $2,278,000 principal amount was payable to certain members of Telos’ board of directors, management and certain Telos stockholders. The subordinated notes payable had a five-year maturity and interest was paid quarterly on January 1, April 1, July 1, and October 1 of each year, commencing on January 1, 1998. In connection with the financing, Enterworks issued 2,048,725 detachable warrants to purchase shares of Enterworks’ common stock. The warrants have an exercise price of $1.00 per share, were immediately exercisable on the date of grant and expire in July 2006. The estimated fair value of the warrants of $922,000 was recorded to capital in excess of par. In connection with Enterworks’ December 1999 issuance of Series A preferred stock, $572,000 of subordinated notes payable were repaid and $2,706,000 were converted into Enterworks’ common stock (see Note 7).

      Interest expense in the accompanying statements of operations includes $142,000, $167,000, and $555,000 (including $359,000 related to the acceleration of accretion at the time of repayment and conversion) during the years ended December 31, 1997, 1998 and 1999, respectively, for accretion of the difference between the carrying value and face value of these notes payable.

Note 6.  Mandatorily Redeemable Preferred Stock

  Series A Preferred Stock

      In December 1999, Enterworks completed a private placement of 21,739,127 shares of Series A preferred stock, at a price of $1.15 per share. Net proceeds to Enterworks after issuance costs were $23,012,000. Concurrent with the private placement of the Series A preferred stock, Enterworks entered a series of transactions pursuant to which Telos’ voting interest in Enterworks was reduced to approximately 34.8% (see Note 7).

      The Series A preferred stockholders are entitled to receive dividends when, as and if, declared by the board of directors. No dividends will be paid on common stock until equal dividends have been declared and paid on the Series A preferred stock.

      In the event of any liquidation, dissolution or winding up of Enterworks, the Series A preferred stockholders will be entitled to receive, prior and in preference to the common stockholders, the original issuance price per share of the Series A preferred stock, plus an

ENTERWORKS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

amount equal to a cumulative, compounded annual return of 10% of the original issuance price of such shares (inclusive of any dividends received by such holders). A change of control (defined as a transaction or series of transactions in which more than 50% of the voting power of Enterworks is disposed of to a single person or group of affiliated persons or the consolidation or merger of Enterworks or a sale of substantially all of its assets, but excluding certain affiliate transactions to be defined in the definitive transaction documents) will, at the option of the Series A preferred stockholders be deemed to be a liquidation, dissolution or winding up for purposes of the foregoing liquidation preference.

      Holders of a majority of the outstanding shares of Series A preferred stock may elect, at any time and from time to time on and after December 31, 2004, to have Enterworks redeem all the then outstanding shares of Series A preferred stock at the greater of the original $1.15 issuance price per share or the appraised fair market value thereof, plus any declared but unpaid dividends. Enterworks will record periodic adjustments to accrete the carrying value of the Series A preferred stock to its redemption value by December 31, 2004.

      Series A preferred stockholders have the right to convert at any time the shares of Series A preferred stock into shares of common stock of Enterworks, initially on a one-for-one basis. The Series A preferred stock is automatically convertible into common stock upon the earlier of (i) completion by Enterworks of a public offering raising gross proceeds of $30,000,000 or more and at an offering price per share greater than or equal to 150% of the then applicable conversion price or (ii) the written consent of the holders of at least 66 2/3% of the Series A preferred stock then outstanding.

      In the event Enterworks issues additional shares of common stock or securities convertible into common stock, subject to certain exclusions, for consideration less than the original issuance price paid for the outstanding shares of Series A preferred stock, then the Series A preferred stock conversion price will be reduced in accordance with anti-dilution provisions. The Series A preferred stockholders have a preemptive right to purchase a number of securities if additional securities are issued, sufficient to maintain percentage ownership interest on an “as if” converted basis.

      The Series A preferred stockholders have one vote for each common-equivalent share held and vote with common stockholders (as a single voting group) on all matters brought before the stockholders, except (i) as otherwise required by law and (ii) for so long as 25% of the shares of Series A preferred stock remain outstanding, as to the election of one representative on Enterworks’ board of directors and other defined matters.

      Before taking certain actions, Enterworks must obtain either majority approval or approval of holders of two-thirds of the shares of Series A preferred stock. These actions include making loans or advances to employees and guaranteeing the indebtedness of any other party other than in the ordinary course of business, the sale of Enterworks’ property or business, issuance of senior equity securities and the declaration and payment of dividends on common stock. Series A preferred stockholders are entitled to certain registration rights and co-sale rights.

Note 7.  Stockholders’ Equity

  Common Stock:

      Enterworks has 75,000,000, $0.01 par value, shares of common stock authorized. The voting, dividend and liquidation rights of common stockholders are subject to, and qualified by, the rights of preferred stockholders. Common stockholders are entitled to one vote on all

ENTERWORKS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

matters brought before the stockholders for each share of common stock held. The common stockholders are entitled to receive dividends when, as and if, declared by the board of directors, and subject to preferential dividend rights of preferred stockholders. Upon dissolution or liquidation of Enterworks, common stockholders will be entitled to receive all assets of Enterworks available for distribution to stockholders, subject to preferential rights of preferred stockholders.

  Preferred Stock:

      Enterworks has 25,000,000, $0.01 par value, shares of preferred stock authorized. As of December 31, 1999, 21,739,127 shares of Series A preferred stock were issued and outstanding. Upon automatic conversion of the Series A preferred stock into shares of common stock, the number of authorized, issued and outstanding shares of preferred stock shall be reduced by 21,739,127 (see Note 6).

  Warrants Issued in Connection with Senior Subordinated Notes Payable:

      In connection with the 1996 issuance of subordinated notes payable, Enterworks issued 2,048,725 detachable warrants to purchase shares of common stock. The warrants have an exercise price of $1.00 per share, were exercisable immediately upon grant and expire in July 2006 (see Note 5).

  Transactions Concurrent with the Private Placement of Series A Preferred Stock:

      On December 30, 1999, simultaneous with the issuance of Series A preferred stock and a series of concurrent transactions discussed below, the Telos voting interest in Enterworks was reduced to approximately 34.8%.

      Enterworks converted $2,706,000 principal amount of senior subordinated notes payable into shares of Enterworks’ common stock at an exchange ratio of one share of common stock for each $1.00 principal amount of notes payable. The remaining principal amount of $572,000 and accrued interest thereon of $11,000 was repaid in accordance with the original terms of the senior subordinated notes payable. Accrued interest of $55,000 related to the $2,706,000 principal amount of senior subordinated notes payable which was converted into shares of Enterworks’ common stock was forgiven. Enterworks recorded additional interest expense of $359,000 to accrete the $2,919,000 carrying value of the notes payable on December 30, 1999 to the face value on conversion (see Note 5).

      The payable to Telos of $31,211,000 as of December 30, 1999 was reduced as follows: Enterworks issued to Telos 4,000,000 shares of Enterworks’ common stock in exchange for a reduction of $4,000,000 of Enterworks’ payable to Telos. Enterworks’ payable to Telos of approximately $25,211,000 was contributed by Telos to Enterworks’ capital. The remaining $2,000,000 short-term payable to Telos as of December 31, 1999 will be paid out of Enterworks’ first collections on accounts receivable in 2000.

      Warrants to acquire 350,000 shares of Enterworks’ common stock for $1.15 per share were issued to Telos’ primary lender in connection with obtaining the necessary approvals for the Series A preferred stock offering. The warrants are immediately exercisable upon grant and expire in 2002. The fair value of $60,000 associated with these warrants has been reflected as an offering cost and offset against the proceeds from the issuance of Series A preferred stock.

      Warrants to acquire 1,054,560 shares of Enterworks’ common stock for $1.15 per share were issued to the placement agent in the private placement. The warrants are immediately

ENTERWORKS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

exercisable upon grant and expire in 2002. The fair value of $179,000 associated with these warrants has been reflected as additional underwriting commissions and offset against the proceeds from the issuance of Series A preferred stock.

      Telos converted $7,636,000 principal amount of subordinated notes payable of Telos into shares of Enterworks’ common stock owned by Telos at an exchange ratio of one share of Enterworks’ common stock for each $1.00 principal amount of notes payable. This transaction reduced Telos’ ownership interest in Enterworks; however there was no accounting impact to Enterworks.

      To further reduce Telos’ ownership, Enterworks repurchased and retired 5,000,000 shares of Enterworks’ common stock owned by Telos at a price of $1.00 per share. Enterworks increased its Series A preferred stock offering size to raise the additional proceeds to fund this repurchase. In consideration for the increased offering size, Telos paid related cash fees of $303,000. Additionally, Telos contributed 210,912 shares of Enterworks’ common stock owned by Telos to the Enterworks treasury to fund the issuance of warrants to the agent associated with the increased offering size. These cash and share contributions are recorded as additional paid in capital to reflect the contribution of a principal stockholder and are offset against the proceeds of the preferred stock offering, as offering costs.

  1996 Stock Option Plan:

      Enterworks’ 1996 Stock Option Plan (the “1996 Plan”), as amended, provides for the granting of either incentive stock options or non-qualified stock options to purchase shares of Enterworks’ common stock in order to provide incentives to certain employees, consultants and directors. The maximum number of shares of common stock that may be issued under the 1996 Plan as of December 31, 1999 is 13,000,000. The terms of option grants under the 1996 Plan are determined by the board of directors. The exercise price of incentive stock options is limited to a minimum of the fair market value of Enterworks’ common stock on the date of grant. Typically, options vest at an average rate of 20-25% each year. Vesting of stock options granted to founders and key employees is based on both the passage of time and the occurrence of certain key events, including a public offering or a change in control. Unexercised options expire on the earlier of ten years after the date of grant or, in the case of some key employees and executive officers, three years after the annual meeting of stockholders held following an initial public offering.

ENTERWORKS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

      A summary of stock option activity is as follows:

		Weighted
	Number of	Average
	Options	Exercise Price

Outstanding as of December 31, 1996	2,729,000	$0.22

Granted	998,000	0.77

Exercised	(163,000)	0.12

Canceled	(461,500)	0.39

Outstanding as of December 31, 1997	3,102,500	0.38

Granted	1,814,000	0.77

Exercised	(63,100)	0.12

Canceled	(1,103,500)	0.48

Outstanding as of December 31, 1998	3,749,900	0.54

Granted	8,079,857	0.81

Exercised	(33,200)	0.52

Canceled	(1,626,759)	0.69

Outstanding as of December 31, 1999	10,169,798	0.73

Exercisable as of December 31, 1997	738,200	$0.25

Exercisable as of December 31, 1998	921,250	$0.33

Exercisable as of December 31, 1999	6,416,543	$0.67

Available for grant as of December 31, 1999	2,570,902

      In 1999, Enterworks issued 1,000,000 stock options to a group of six Telos executives who acted in key Enterworks’ management roles during the period that Enterworks was a controlled subsidiary of Telos. These stock options have an exercise price of $0.77 per share and are immediately exercisable on the date of grant. As of December 31, 1999, 200,000 of these stock options were canceled pursuant to employee terminations. Enterworks valued these stock options using the intrinsic value method prescribed by APB 25, which resulted in no compensation, as the exercise price equaled the fair market value of Enterworks’ common stock on the date of grant.

      Additionally, in 1999, Enterworks issued 556,524 stock options to non-employees for services provided. Of these stock options, 506,524 have an exercise price of $0.77 per share and 50,000 have an exercise price of $1.00 per share. All of these stock options are immediately exercisable on the date of grant. Enterworks valued these stock options using the fair value method prescribed by SFAS 123 and recorded aggregate compensation expense of $108,000 on the stock option grant dates.

ENTERWORKS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

      The following table summarizes information about stock options outstanding and exercisable as of December 31, 1999:

Options Outstanding				Options Exercisable

		Weighted
		Average	Weighted		Weighted
Range of		Remaining	Average		Average
Exercise	Number	Contractual	Exercise	Number	Exercise
Prices	Outstanding	Life in Years	Price	Exercisable	Price

$0.12	1,085,400	6.5	$0.12	1,037,820	$0.12
0.77	7,771,398	9.3	0.77	5,326,623	0.77
1.00	1,313,000	10.0	1.00	52,100	1.00

	10,169,798			6,416,543

      The weighted-average fair value of stock option grants was $0.22 per share in 1997, $0.19 per share in 1998, and $0.14 per share in 1999. Had Enterworks determined compensation cost consistent with SFAS 123 methodology, net loss and basic and diluted net loss per common share would have been as follows:

	Year Ended December 31,

	1997	1998	1999

Net loss	$(4,494,581)	$(8,831,695)	$(14,516,002)

Basic and diluted net loss per common share	$(0.17)	$(0.33)	$(0.54)

      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. Significant assumptions used in determining the fair value of each option at the date of grant were as follows:

	Year Ended December 31,

	1997	1998	1999

Expected dividend yield	0.00%	0.00%	0.00%

Expected stock price volatility	0.00%	0.00%	0.00%

Risk free interest rate	6.00%	5.18%	5.67%

Expected life of option	5.5 years	5.2 years	3.2 years

      Because the determination of the fair value of all options granted after Enterworks becomes a public entity will include an expected volatility factor in addition to the factors described in the preceding table and because additional option grants are expected to be made each year, the above pro forma disclosures are not representative of the pro forma effects of option grants on reported net income (loss) for future years.

ENTERWORKS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Note 8.  Earnings per Share

      The following table sets forth the calculation for loss (numerator) and shares (denominator) for earnings per share:

	Year Ended December 31,

	1997	1998	1999

Net loss	$(4,444,367)	$(8,729,598)	$(14,017,553)

Weighted average number of common shares	27,086,463	27,169,070	27,045,516

Basic and diluted net loss per common share	$(0.16)	$(0.32)	$(0.52)

      As of December 31, 1999, the Series A preferred stock was convertible into 21,739,127 shares of common stock, but is not included in the earnings per share computation because it is anti-dilutive. As of December 31, 1997, 1998 and 1999, options to purchase 3,102,500, 3,749,900, and 10,169,798 shares of common stock were outstanding, respectively, but are not included in the computation as they are anti-dilutive. Additionally, as of December 31, 1997, 1998, and 1999, warrants to purchase 2,048,725, 2,048,725, and 3,453,285 shares of common stock were outstanding, respectively, but are not included in the computation as they are anti-dilutive.

Note 9.  Transactions with Former Parent Company

  Cash Management and Payable to Telos Corporation:

      Prior to the deconsolidation from Telos on December 30, 1999, Enterworks’ operational cash needs had been funded primarily through advances from Telos. Enterworks has recorded interest expense related to such advances of $977,000, $1,598,000 and $2,498,000 during the years ended December 31, 1997, 1998 and 1999, respectively. The payable to Telos bears interest at the rate of prime (8.5% at December 31, 1999), plus 1.0%. The weighted average interest rate on the outstanding borrowings under this agreement was 9.44%, 9.95%, and 9.86% during the years ended December 31, 1997, 1998 and 1999, respectively.

  Revenue:

      Enterworks recognized $0, $67,000, and $222,000 in license revenues and $6,000, $643,000, and $665,000 in services and support revenues from transactions with Telos during the years ended December 31, 1997, 1998, and 1999, respectively. Additionally, Enterworks incurred $17,000, $35,000 and $187,000 in sub-contract and royalty expense payable to Telos during the years ended December 31, 1997, 1998 and 1999, respectively.

  Corporate Support:

      During the periods presented, Telos provided certain services to Enterworks, which included general management, cash management, accounting and financial reporting, legal, insurance, information technology administration and human resources. Costs for such services were allocated to Enterworks based upon usage of each service as a percentage of Telos’ consolidated amounts. Enterworks’ service usage was generally determined on the basis of a specific parameter, such as headcount, number of transactions processed, or number of telephone, e-mail or network connections. Where no specific parameter, such as headcount or connections was available, costs were based principally upon Enterworks’ total

ENTERWORKS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

overhead costs as a percentage of the Telos consolidated amounts. Such allocated costs totaled $452,000, $839,000 and $1,737,000 during the years ended December 31, 1997, 1998 and 1999, respectively.

      Enterworks has entered into agreements with Telos to continue to receive such services at negotiated rates. The scope of services and support from Telos will be reassessed, and such services and support are expected to decrease in scope over the next six to twelve months as Enterworks independently assumes these responsibilities.

  Facilities:

      Enterworks subleases headquarters office and facility space from Telos on a year-to-year basis. Enterworks is charged rent, utilities and other facilities costs for this space based upon the square footage occupied in relation to the total square footage of the facility. Facility costs allocated to Enterworks and included in operating expenses amounted to $149,000, $159,000, and $220,000 during the years ended December 31, 1997, 1998 and 1999, respectively.

  Retirement Plan:

      Substantially all full-time employees of Enterworks were eligible to participate in the Telos Corporation Shared Savings Plan (the “Shared Savings Plan”) during the years presented. Enterworks matched one-half of participant contributions to the Shared Savings Plan up to a maximum of 3% of a participant’s salary. Contributions made by Enterworks totaled $63,000, $63,000, and $93,000 during the years ended December 31, 1997, 1998 and 1999, respectively. Subsequent to deconsolidation from Telos, Enterworks employees are no longer eligible to participate in the Shared Savings Plan. In January 2000, Enterworks established a separate 401(k) Savings Plan for its employees (see Note 12).

  Contribution of Shares:

      In August 1999, Telos contributed 1,000,000 shares of Enterworks’ common stock owned by Telos to the Enterworks treasury. At the same time, Enterworks increased the number of shares available for issuance under the option plan and issued 1,000,000 stock options to a group of six Telos executives who had performed services for Enterworks (see Note 7).

  Pledge of Stock:

      Telos has pledged 17,153,059 shares of Enterworks’ common stock owned by Telos to its bank to secure borrowings under a credit facility. In the event that the bank declares a default under the credit facility, the bank will first offer the purchase of the shares to Enterworks and a group of Enterworks stockholders. If Enterworks or its stockholders fail to purchase the shares, the bank may sell the shares to third parties.

  Transactions Concurrent with the Private Placement of Series A Preferred Stock:

      Telos’ voting interest in Enterworks was reduced to approximately 34.8% on December 30, 1999, simultaneous with the issuance of Series A preferred stock and a series of concurrent transactions (see Note 7).

Note 10.  Commitments

      Enterworks has entered into certain commitments associated with the leasing of office space and computer equipment. Operating lease expense totaled $84,000, $264,000 and

ENTERWORKS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

$296,000 during the years ended December 31, 1997, 1998 and 1999, respectively. Future minimum lease payments under non-cancelable operating leases are as follows as of December 31, 1999:

2000	$890,000

2001	193,000

2002	194,000

Thereafter	—

Total	$1,277,000

Note 11.  Income Taxes

      The benefit for income taxes includes the following:

	Year Ended December 31,

	1997	1998	1999

Current

Federal	$(3,087,836)	$(2,829,707)	$(5,934,335)

State	(539,463)	(494,367)	(1,036,764)

Total current	(3,627,299)	(3,324,074)	(6,971,099)

Deferred

Federal	612,157	(1,381,042)	386,567

State	106,946	(241,276)	67,536

Total deferred	719,103	(1,622,318)	454,103

Total benefit	$(2,908,196)	$(4,946,392)	$(6,516,996)

      The benefit for income taxes varies from the amount determined by applying the federal income tax statutory rate to the income or loss before income taxes. The reconciliation of these differences is as follows.

	Year Ended December 31,

	1997	1998	1999

Computed expected income tax benefit	(34.0)%	(34.0)%	(34.0)%

State income taxes, net of federal income tax benefit	(5.9)	(5.9)	(5.9)

Change in valuation allowance for deferred tax assets	—	3.6	8.0

Other	0.3	0.1	0.2

	(39.6)%	(36.2)%	(31.7)%

ENTERWORKS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows as of December 31:

	1998	1999

Deferred tax assets:

Accounts receivable	$11,963	$99,121

Allowance for inventory obsolescence	38,523	21,279

Accrued liabilities	69,122	522,077

Accrued compensation	157,458	243,404

Property and equipment	21,435	51,109

Net operating loss carryforwards	1,382,912	1,597,407

Total gross deferred tax assets	1,681,413	2,534,397

Less valuation allowance	(491,747)	(2,137,363)

Net deferred tax assets	1,189,666	397,034

Deferred tax liabilities:

Software development costs	(735,563)	(397,034)

Total deferred tax liabilities	(735,563)	(397,034)

Net deferred tax assets	$454,103	$—

      Prior to the December 30, 1999 deconsolidation of Enterworks from Telos, and in connection with the intercompany tax allocation agreement, Enterworks was compensated by Telos for the benefit of Telos utilizing net operating loss carry forwards (NOLs) generated by Enterworks. A valuation allowance was recorded against related deferred tax assets to reflect the estimated utilization by Telos.

      Upon deconsolidation, utilization of any remaining NOLs or future NOLs generated by Enterworks will benefit Enterworks, as and if utilized, independent of Telos.

      As of December 31, 1999, Enterworks had NOLs of approximately $4,000,000 available to offset future regular taxable income. These NOLs expire in 2013. The realization of the benefits of the NOLs is dependent on sufficient taxable income in future years. Lack of future earnings, certain substantial changes in the ownership of Enterworks, or the application of the alternative minimum tax rules could adversely affect Enterworks’ ability to utilize these NOLs.

Note 12.  Subsequent Events

  Initial Public Offering:

      On March 2, 2000, Enterworks’ board of directors authorized Enterworks to file a registration statement with the Securities and Exchange Commission for the purpose of an initial public offering of Enterworks’ common stock. Upon the completion of this offering, Enterworks’ Series A preferred stock will be converted into common stock, and all outstanding shares of Series A preferred stock will be canceled and retired.

  2000 Stock Incentive Plan:

      On March 2, 2000, Enterworks’ board of directors approved the 2000 Stock Incentive Plan (the “2000 Plan”). The 2000 Plan, which is subject to stockholder approval, provides for the granting of incentive stock options, non-qualified stock options and restricted stock. The terms of option grants and issuance of restricted stock under the 2000 Plan will be determined by

ENTERWORKS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

the board of directors. The exercise price of incentive stock options will be limited to a minimum of the fair market value of Enterworks’ common stock on the date of grant. Options granted under the 2000 Plan will vest at a minimum rate of 20% per year and will terminate ten years from the date of grant.

      A total of 5,000,000 shares of common stock are initially reserved for issuance under the 2000 Plan. The number of shares reserved for issuance under the 2000 Plan will be increased annually, beginning on January 1, 2001, by the lesser of (i) 1,500,000 shares (ii) 4% of the then outstanding and issued shares of common stock or (iii) an amount determined by the board of directors.

  Employee Stock Purchase Plan:

      On March 2, 2000, Enterworks’ board of directors approved the 2000 Employee Stock Purchase Plan (the “ESPP”). The ESPP, which is subject to stockholder approval, is intended to qualify under Section 423 of the Internal Revenue Code. The ESPP permits participants to purchase shares of Enterworks’ common stock through payroll deductions made during offering periods which will be determined by the board of directors. The purchase price per share of common stock purchased in an offering period will be the lower of 85% of the fair market value of Enterworks’ common stock on the first trading day of an offering period or 85% of the fair market value of Enterworks’ common stock on the last trading day of an offering period. Participants generally may not purchase more than 1,000 shares of Enterworks’ common stock or shares of Enterworks’ common stock having an aggregate fair market value in excess of $25,000 in any calendar year.

      A total of 1,000,000 shares of common stock are initially reserved for issuance under the ESPP. The number of shares reserved for issuance under the ESPP will be increased annually, beginning on January 1, 2001, by the lesser of (i) 250,000 shares (ii) 1.5% of the then outstanding and issued shares of Enterworks’ common stock or (iii) an amount determined by the board of directors.

  401(k) Shared Savings Plan:

      In January 2000, Enterworks’ board of directors approved a 401(k) Shared Savings Plan (the “401(k) Plan”). Substantially all full-time employees of Enterworks are eligible to participate in the 401(k) Plan. Participants may make pre-tax contributions to the 401(k) Plan of up to 16% of their eligible salary. Enterworks matches 50% of pre-tax participant contributions, up to a maximum of 3% of a participant’s salary. Participants are fully vested in their contributions and investment earnings; however, Enterworks’ matching contributions vest at a rate of 20% per year.

  Increase in Authorized Common and Preferred Stock

      In March 2000, Enterworks amended its Certificate of Incorporation to increase the authorized number of shares of common stock to 200,000,000 and to increase the authorized number of shares of preferred stock to 50,000,000.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate as of the date of this prospectus, regardless of the time and delivery of this prospectus or of any sale of our common stock.

Dealer prospectus delivery obligation: Until           , 2000 (25 days after the date of this prospectus), all dealers that buy, sell or trade these shares of common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Enterworks Logo

                           Shares

Common Stock

Deutsche Banc Alex. Brown

J.P. Morgan & Co.
Wit SoundView

Prospectus

             , 2000

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution

      The following table sets forth the various expenses payable by us in connection with the registration of the securities offered hereby. All of the amounts shown are estimated except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

SEC registration fee		*

NASD filing fee		*

Nasdaq National Market listing fee		*

Transfer agent’s and registrar’s fees		*

Printing expenses		*

Legal fees and expenses		*

Accounting fees and expenses		*

Miscellaneous expenses		*

Total	$	*

*	To be completed by amendment.

Item 14.  Indemnification of Officers and Directors

      Under Section 145 of the General Corporate Law of the State of Delaware, Enterworks has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”).

      Enterworks’ certificate of incorporation (Exhibit 3.1 hereto) provides that the liability of its directors for monetary damages shall be eliminated to the fullest extent permissible under Delaware law. Pursuant to Delaware law, this includes elimination of liability for monetary damages for breach of the directors’ fiduciary duty of care to Enterworks and its stockholders. These provisions do not eliminate the directors’ duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to Enterworks, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

      Prior to the effective date of the registration statement, Enterworks will have entered into agreements with its directors and certain of its executive officers that require Enterworks to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of Enterworks or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Enterworks and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

      Enterworks intends to obtain in conjunction with the effectiveness of the registration statement a policy of directors’ and officers’ liability insurance that insures Enterworks’ directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

      The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of Enterworks and its officers and directors for certain liabilities arising under the Securities Act or otherwise.

Item  15.  Recent Sales of Unregistered Securities

      During the past three years, the registrant has issued unregistered securities to a limited number of persons as described below.

1. In December 1999, Telos received 4,000,000 shares of Enterworks’ common stock.

2. In December 1999, Enterworks issued 2,705,960 shares of Enterworks’ common stock to the holders of approximately $2.7 million in 8% convertible subordinated notes issued by Enterworks in July 1996. Accrued interest due on the notes of approximately $55,000 was forgiven. At the same time, Enterworks repurchased the remaining $572,000 principal amount of subordinated notes and paid accrued interest of approximately $11,000 for a total of approximately $583,000 in cash. The 2,048,725 warrants issued during the July 1996 subordinated debt offering remain outstanding. These warrants have an exercise price of $1.00 per share and expire in July 2006.

3. In December 1999, Enterworks issued a total of 21,739,127 shares of its Series A convertible preferred stock to accredited investors in exchange for $24,999,996 in cash. Deutsche Bank Securities Inc. acted as the placement agent for the offering and received a cash placement fee, reimbursement of its expenses and a three-year non-cancelable warrant to purchase 1,054,560 shares of common stock.

4. In December 1999, in connection with the offering of our Series A convertible preferred stock, Enterworks issued a warrant to purchase 350,000 shares of its common stock to Bank of America, N.A. at an exercise price per share of $1.15. The warrant expires in December 2002.

5. Enterworks, from time to time, has granted options or warrants to acquire common stock of Enterworks to employees and members of the board of directors. The following table sets forth certain information regarding such grants:

	Number of Shares	Range of Exercise Prices

1997	998,000	$0.77

1998	1,814,000	0.77

1999	8,079,857	0.77-1.00

      The sale and issuance of securities in the transactions described above were exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, Rule 701 or Regulation D promulgated thereunder as transactions by an issuer not involving a public offering, where the purchasers were sophisticated investors who represented their intention to acquire securities for investment only and not with a view to distribution and received or had access to adequate information about Enterworks.

      Except as described above, no underwriters were employed in the above transactions.

Item  16.  Exhibits and Financial Statement Schedules.

      (A)  Exhibits

Exhibit
Number	Description

1.1*	Form of Underwriting Agreement
3.1*	Form of Amended and Restated Certificate of Incorporation of Enterworks, Inc.
3.2*	Form of Amended and Restated Bylaws of Enterworks, Inc.
4.1	Specimen certificate representing the Common Stock
5.1*	Opinion of Hogan & Hartson L.L.P. with respect to legality of the common stock
10.1	Form of Indemnification Agreement
10.2	1996 Stock Option Plan, as amended
10.3	Form of 1996 Stock Option Plan Incentive Stock Option Agreement for Key Employees
10.4	Form of 1996 Stock Option Plan Stock Option Agreement for Founders
10.5	Form of 1996 Stock Option Plan Stock Option Agreement for Associates
10.6	Form of 2000 Stock Incentive Plan
10.7	Form of 2000 Stock Incentive Plan Stock Option Agreement — Incentive Stock Option
10.8	Form of 2000 Stock Incentive Plan Stock Option Agreement — Non-Qualified Option
10.9*	Form of Employee Stock Purchase Plan
10.10*	401(k) Shared Savings Plan
10.11	Form of Series A Convertible Preferred Stock Purchase Agreement
10.12*	Lease, dated as of , by and between Enterworks, Inc. and Telos Corporation.
10.13*	Lease, dated as of , by and between Enterworks, Inc. and
10.14#	Value Added Remarketer Agreement by and between Gemstone, Inc. and Enterworks, Inc.
10.15#	OEM Object Code License Agreement by and between RSA Data Security, Inc. and Enterworks, Inc.
10.16	Form of Investor Rights Agreement by and among Enterworks, Inc. and the additional parties named therein
10.17*	Investor Rights Agreement by and among Enterworks, Inc. and the stockholders named therein
10.18*	Warrant to purchase shares of Enterworks’ common stock issued to Deutsche Bank Securities Inc., dated December 30, 1999.
10.19	Warrant to purchase shares of Enterworks’ common stock to Bank of America, N.A., dated December 30, 1999.
10.20	Form of 1996 Warrant to purchase shares of Enterworks’ common stock issued in connection with subordinated note placement
23.1	Consent of PricewaterhouseCoopers LLP
23.2*	Consent of Hogan & Hartson L.L.P. (included in Exhibit 5.1)
24.1	Power of Attorney for John B. Wood
24.2	Power of Attorney for David S. Aldrich
24.3	Power of Attorney for Robert W. Lewis
24.4	Power of Attorney for Patrick J. McNeela
27.1	Financial Data Schedule

*	To be filed by amendment.

#	Confidential treatment has been requested for portions of this exhibit.

     (B)  Financial Statement Schedules:

      All other schedules are omitted because they are not required, are not applicable or the information is included in the financial statements or notes thereto.

Item  17.  Undertakings

      The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions of its Charter or Bylaws or the Delaware General Corporation Law or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

      In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act, Enterworks, Inc. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Loudoun, Commonwealth of Virginia, on March 6, 2000.

Enterworks, Inc.

By: /s/ John B. Wood

John B. Wood
Chairman and Chief Executive Officer

      KNOW BY ALL PERSONS, that each person whose signature appears below constitutes and appoints, Daniel P. McGrath and Dee Ann Revere, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462 promulgated under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date

/s/ John B. Wood John B. Wood	Chairman of the Board of Directors (Principal Executive Officer)	March 6, 2000

/s/ Daniel P. McGrath Daniel P. McGrath	Chief Financial Officer (Principal Financial Officer)	March 6, 2000

/s/ Robert W. Lewis Robert W. Lewis	Director	March 6, 2000

/s/ Patrick J. McNeela* Patrick J. McNeela	Director	March 6, 2000

/s/ David S. Aldrich David S. Aldrich	Director	March 6, 2000

*  by power-of-attorney